Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VMWARE, INC.

SQUID ACQUISITION CORPORATION

SPRINGSOURCE GLOBAL, INC.

AND

STEVE SPURLOCK,

AS THE EXCLUSIVE REPRESENTATIVE

OF THE INDEMNIFYING PARTIES NAMED HEREIN

Dated as of August 7, 2009

- i -

- ii -

10.8 Governing Law	80
10.9 Consent to Jurisdiction	80
10.10 Entire Agreement	80
10.11 WAIVER OF JURY TRIAL	80

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Exhibits

Exhibit A	–	Form of Escrow Agreement

Exhibit B	–	Form of Stockholder Written Consent

Exhibit C	–	Form of Certificate of Incorporation of Surviving Corporation

Exhibit D	–	Form of Bylaws of Surviving Corporation

Exhibit E	–	Form of Letter of Transmittal

Exhibit F	–	Form of Stock Restriction Agreement Amendment

Exhibit G	–	Form of Legal Opinion

Exhibit H	–	Form of FIRPTA Certificate

Exhibit I	–	Form of FIRPTA Notification Letter

Schedules

Schedule 2.7(b)(i)	–	Special Merger Consideration Arrangements

Schedule 7.2(f)(i)	–	Schedule of Executive Employees

Schedule 7.2(f)(ii)	–	Schedule of Key Employees

Schedule 7.2(f)(iii)	–	Schedule of Company Employees

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INDEX OF DEFINED TERMS

Term	Section in the Agreement
280G Approval	Section 6.2(a)
280G Soliciting Materials	Section 6.2(b)
280G Waiver	Section 6.2(a)
Acquisition Proposal	Section 5.2(a)
Action	Section 1.1(a)
Actual Closing Net Working Capital	Section 2.8(c)(iii)
Actual Closing Net Working Capital Statement	Section 2.8(c)(i)
Affiliate	Section 1.1(b)
Agreement	Preamble
Assumed Option	Section 2.7(c)(ii)
Balance Sheet	Section 3.7(a)
Base Merger Consideration	Section 2.8(a)(i)
Certificate of Merger	Section 2.2
Change in Control Payments	Section 1.1(c)
Charter	Section 2.5(a)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Date Balance Sheet	Section 2.8(b)
Closing Net Working Capital	Section 2.8(a)(ii)
Closing Payment	Section 2.9(d)(i)
Closing Payment Fund	Section 2.9(a)
Code	Section 2.9(g)
Company	Preamble
Company Capital Stock	Section 1.1(d)
Company Common Stock	Section 1.1(e)
Company Debt	Section 1.1(f)
Company Employee Plan	Section 3.13(a)
Company Employees	Section 7.2(f)(iii)
Company Indemnified Party	Section 6.10
Company Intellectual Property	Section 3.14(i)
Company Material Adverse Effect	Section 1.1(g)
Company Option	Section 1.1(h)
Company Organizational Documents	Section 2.5(a)
Company Preferred Stock	Section 1.1(j)
Company Registered Intellectual Property	Section 3.14(a)(iv)
Company Representatives	Section 5.2(b)
Company Securities	Section 1.1(k)
Company Securityholders	Section 1.1(l)
Company Series A Preferred Stock	Section 1.1(m)
Company Series B Preferred Stock	Section 1.1(n)
Company Stock Certificate	Section 2.9(d)(i)
Company Stock Plan	Section 1.1(i)
Company Stockholder Escrow Amount	Section 1.1(p)
Company Stockholders	Section 1.1(o)
Company Treasury Stock	Section 2.7(b)(ii)

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Term	Section in the Agreement
Company Warrants	Section 1.1(q)
Consents	Section 3.6
Contract	Section 1.1(r)
Controls	Section 3.7(b)
Damage Threshold	Section 8.2(c)(v)
Damages	Section 8.2(f)
Delaware Law	Preamble
DGCL	Section 1.1(s)
Disclosure Schedule	Section 3
Dissenting Shares	Section 2.7(b)(iv)(A)
Effective Time	Section 2.2
Employee	Section 1.1(t)
Employee Agreement	Section 1.1(u)
Employment Agreement	Preamble
Employment Agreements	Preamble
Environmental Laws	Section 3.19(a)
ERISA	Section 3.13(a)
ERISA Affiliate	Section 3.13(a)
Escrow Agent	Preamble
Escrow Agreement	Preamble
Escrow Amount	Section 1.1(v)
Escrow Contribution Percentage	Section 1.1(w)
Escrow Fund	Section 2.9(b)
Estimated Adjusted Merger Consideration	Section 2.8(a)(iii)
Estimated Closing Net Working Capital	Section 2.8(b)
Estimated Closing Net Working Capital Statement	Section 2.8(b)
Excess Amount	Section 2.9(e)(i)
Exchange Act	Section 5.2(c)
Executive Employee	Section 7.2(f)(i)
Executive Employees	Section 7.2(f)(i)
Final Adjusted Merger Consideration	Section 2.8(a)(iv)
Final Invoices	Section 6.9
Financial Statements	Section 3.7(a)
Foreign Plan	Section 3.13(i)
Fully Diluted Shares	Section 1.1(x)
GAAP	Section 1.1(y)
Governmental Authority	Section 1.1(z)
Hazardous Substance	Section 3.19(a)
HSR Act	Section 1.1(aa)
Indebtedness	Section 1.1(bb)
Indemnification Claim	Section 8.2(c)(i)
Indemnifying Parties	Section 8.2(a)
Indemnifying Party	Section 8.2(a)
Independent Accounting Firm	Section 2.8(c)(iii)(B)
Intellectual Property	Section 1.1(cc)
Intellectual Property Rights	Section 1.1(dd)
IRS	Section 3.10(j)
Key Employees	Section 7.2(f)(ii)

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Term	Section in the Agreement
Knowledge	Section 1.1(ee)
Leased Premises	Section 3.11(c)
Legal Requirements	Section 1.1(ff)
Liabilities	Section 1.1(gg)
Lost Certificate Indemnity Agreement	Section 2.9(h)
Lost Stock Affidavit	Section 2.9(h)
Material Contract	Section 3.12(y)
Material Contracts	Section 3.12(y)
Merger	Preamble
Merger Sub	Preamble
Non-Competition Agreement	Preamble
Non-Competition Agreements	Preamble
Notice of Dispute	Section 2.8(c)(ii)
Officer’s Certificate	Section 8.2(c)(i)
Option Escrow Amount	Section 2.7(c)(i)
Option Exchange Ratio	Section 2.7(c)(ii)
Options Spreadsheet	Section 6.8(b)
Outside Date	Section 9.1(b)
Parent	Preamble
Parent Class A Common Stock	Section 1.1(ii)
Parent Indemnified Parties	Section 8.2(a)
Parent-Owned Company Capital Stock	Section 2.7(b)(iii)
Paying Agent	Section 2.9(a)
Payment Spreadsheet	Section 6.8(a)
PCBs	Section 3.19(b)
Per Share Consideration	Section 1.1(ll)
Permits	Section 1.1(jj)
Person	Section 1.1(kk)
Plan	Section 3.13(a)
Potential Parachute Payment	Section 6.2(a)
Proprietary Product	Section 3.14(k)
Real Property Leases	Section 3.11(c)
Related Party	Section 3.12(f)
Representative	Preamble
Representative Expense Amount	Section 1.1(mm)
Representative Expense Fund	Section 2.9(c)
Requisite Stockholder Approval	Section 3.4(b)
Section 262	Section 2.7(b)(iv)(A)
Securities Act	Section 3.2(b)
Security Interest	Section 1.1(nn)
Shortfall Amount	Section 2.9(e)(ii)
Soliciting Materials	Section 6.1(b)
Special Indemnification Representations	Section 8.1(a)
Specified Company Representations	Section 7.2(a)(i)
Specified Parent Representations	Section 7.3(a)(i)
Statement of Transaction Expenses	Section 6.9
Stock Restriction Agreement	Section 1.1(oo)
Stock Restriction Agreement Amendment	Section 2.9(d)(ii)

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Term	Section in the Agreement
Stockholder Transmittal Letter	Section 2.9(d)(i)
Stockholder Written Consent	Preamble
Stockholder Written Consents	Preamble
Subsidiary	Section 1.1(pp)
Survival Period	Section 8.1(a)
Surviving Corporation	Section 2.1
Tax	Section 1.1(qq)
Tax Authority	Section 3.10(f)
Tax Law	Section 1.1(ss)
Tax Return	Section 1.1(tt)
Taxes	Section 1.1(qq)
Taxing Authority	Section 1.1(rr)
Third Party Claim	Section 8.2(e)
Trade Secrets	Section 1.1(dd)
Transaction Expenses	Section 1.1(uu)
Unvested Cash	Section 2.9(b)
Unvested Company Capital Stock	Section 1.1(vv)
Vested Company Capital Stock	Section 1.1(ww)
Vested Company Options	Section 1.1(xx)
WARN Act	Section 3.17(g)
Working Capital Memorandum	Section 2.8(c)(iii)(A)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 7, 2009 by and among VMware, Inc., a Delaware corporation (“Parent”), Squid Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and SpringSource Global, Inc., a Delaware corporation (the “Company”), and Steve Spurlock, as the exclusive representative of the Indemnifying Parties (as defined herein) in connection with the transactions contemplated by this Agreement (the “Representative”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has determined that the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which (i) each outstanding share of Company Capital Stock will be cancelled and converted into the right to receive the Final Adjusted Merger Consideration set forth herein, and (ii) the Company will become a wholly owned subsidiary of Parent, as well as all of the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and in furtherance thereof, the Board of Directors of the Company has determined that this Agreement is advisable and has approved this Agreement in accordance with applicable provisions of the laws of the State of Delaware (“Delaware Law”) and approved the Merger and the other transactions contemplated by this Agreement.

WHEREAS, the Board of Directors of the Company has resolved to unanimously recommend that the Company Stockholders adopt this Agreement in accordance with Delaware Law and approve the Merger and the other transactions contemplated by this Agreement.

WHEREAS, the Board of Directors of Parent has determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are desirable and in the best interests of Parent, Merger Sub and their respective stockholders, and in furtherance thereof, the Board of Directors of Merger Sub and Parent, as the sole stockholder of Merger Sub, have determined that this Agreement is advisable and have approved and adopted this Agreement in accordance with the applicable provisions of Delaware Law and have approved the Merger and the other the transactions contemplated by this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent, Merger Sub, the Company, the Representative and Deutsche Bank National Trust Company, as escrow agent (the “Escrow Agent”), are entering into an escrow agreement in the form attached as Exhibit A (the “Escrow Agreement”), the effectiveness of which is contingent upon the consummation of the Merger, pursuant to which the Escrow Agent will hold a portion of the Final Adjusted Merger Consideration otherwise payable to the holders of Company Capital Stock under this Agreement as partial security against the indemnification obligations of the Indemnifying Parties under this Agreement.

WHEREAS, immediately following the execution and delivery of this Agreement, the Company will solicit written consents in the form attached hereto as Exhibit B (each, a “Stockholder Written Consent” and collectively, the “Stockholder Written Consents”) from holders of outstanding shares of Company Capital Stock holding a sufficient number of shares of Company Capital Stock to obtain the Requisite Stockholder Approval contemplated hereby.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain employees of the Company are executing and delivering employment agreements (or amendments to their existing employment agreements or offer letters with the Company) with Parent or one of its Subsidiaries (including the Surviving Corporation) (each, an “Employment Agreement” and collectively, the “Employment Agreements”), the effectiveness of which are contingent upon the consummation of the Merger.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain employee-stockholders of the Company are entering into non-competition agreements with Parent or one of its Subsidiaries (including the Surviving Corporation) (each, a “Non-Competition Agreement” and collectively, the “Non-Competition Agreements”), the effectiveness of which are contingent upon the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATIONS

1.1 Certain Definitions. For purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Action” shall mean any private or governmental action, suit, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, audit, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other Governmental Authority.

(b) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person.

(c) “Change in Control Payments” shall mean (i) any severance, retention, bonus or other similar payment to any Person under any Contract or Company Employee Plan, (ii) any forgiveness of Indebtedness, or (iii) any increase of any benefits otherwise payable by the Company, in each case of the foregoing clauses (i) – (iii), which are payable or become effective as a result of the execution and delivery of this Agreement by the Company or the consummation of the Merger or any other the transactions contemplated hereby, other than as a result of any employment action or termination of service action requested by Parent or which results from actions taken after the Closing.

(d) “Company Capital Stock” shall mean all capital stock of the Company, including Company Common Stock and Company Preferred Stock.

(e) “Company Common Stock” shall mean the common stock of the Company, par value $0.001 per share.

(f) “Company Debt” shall mean any Indebtedness of the Company or any of its Subsidiaries.

(g) “Company Material Adverse Effect” shall mean any change, event, circumstance or effect that, individually or in the aggregate with all other changes, events, circumstances and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, would reasonably be expected to occur, or would occur, there shall be excluded any effect on the Company or any Company Subsidiary resulting from, or arising out of, any of the following (either alone or in combination):

(i) changes in, or conditions affecting, the U.S. or international economy generally, the financial markets, or the industry in which the Company operates, provided that such changes or conditions do not have a materially disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates;

(ii) any generally applicable changes in laws, rules or regulations, or in GAAP, or in the interpretation of any of the foregoing by any Person other than the Company, provided that such changes do not have a materially disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates;

(iii) acts of terrorism, war, weather conditions or other force majeure events, provided that such changes do not have a materially disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates;

(iv) the announcement of the execution of this Agreement or the pendency of the Merger or any other transactions contemplated by this Agreement;

(v) any failure by the Company to meet any projections, forecasts or estimates of its consolidated revenue or earnings, in and of itself (it being understood that any underlying cause(s) of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, would reasonably be expected to occur, or would occur); and

(vi) compliance by the Company with this Agreement, any express actions taken by the Company that are required to be taken by the Company pursuant to this Agreement or that are requested by Parent in writing, or any actions not taken by the Company at the express written request of Parent.

(h) “Company Option” shall mean all issued and outstanding options (excluding commitments by the Company or any of its Subsidiaries to grant options set forth on Schedule 1.1(h) of the Disclosure Schedule), whether vested or unvested, to acquire shares of Company Common Stock.

(i) “Company Option Holder Escrow Amount” shall mean the number equal to the product obtained by multiplying (x) the Escrow Amount, by (y) a fraction, the numerator of which is the aggregate number of shares of Company Capital Stock issuable upon the full exercise of all Company Options outstanding as of immediately prior to the Effective Time and the denominator of which is the Fully Diluted Shares.

(j) “Company Option Holder Pro Rata Percentage” shall mean, with respect each holder of a Company Option as of immediately prior to the Effective Time, the quotient obtained by dividing (x) the aggregate number of shares of Company Capital Stock issuable upon the exercise in full of all Company Options held by such option holder as of immediately prior to the Effective Time, by (y) the aggregate number of shares of Company Capital Stock issuable upon the exercise in full of all Company Options outstanding as of immediately prior to the Effective Time.

(k) “Company Stock Plan” shall mean the Company’s 2007 Equity Incentive Plan.

(l) “Company Preferred Stock” shall mean the Company Series A Preferred Stock and the Company Series B Preferred Stock.

(m) “Company Securities” shall mean all securities of the Company, including all Company Capital Stock, Company Options and Company Warrants, and all other securities that are convertible into, or exercisable or exchangeable for, securities of the Company.

(n) “Company Securityholders” shall mean all holders of Company Securities, including all Company Stockholders, all holders of Company Options and all holders of Company Warrants.

(o) “Company Series A Preferred Stock” shall mean the Company Preferred Stock designated “Series A Preferred Stock” in the Charter.

(p) “Company Series B Preferred Stock” shall mean the Company Preferred Stock designated “Series B Preferred Stock” in the Charter.

(q) “Company Stockholders” shall mean all holders of Company Capital Stock.

(r) “Company Stockholder Escrow Amount” shall mean the number equal to the product obtained by multiplying (x) the Escrow Amount, by (y) a fraction, the numerator of which is the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time and the denominator of which is the Fully Diluted Shares.

(s) “Company Stockholder Pro Rata Percentage” shall mean, with respect to each holder of Company Capital Stock as of immediately prior to the Effective Time, the quotient obtained by dividing (x) the aggregate number of shares of Company Capital Stock by such stockholder as of immediately prior to the Effective Time, by (y) the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

(t) “Company Warrants” shall mean all warrants to acquire shares of Company Capital Stock.

(u) “Contract” shall mean any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

(v) “DGCL” shall mean the General Corporation Law of the State of Delaware, as amended, or any successor statute thereto.

(w) “Employee” shall mean any current or former or retired employee, independent contractor or director of the Company or any of its Subsidiaries.

(x) “Employee Agreement” shall mean each written employment, change in control, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement or contract between the Company, any of its Subsidiaries or any ERISA Affiliate, on the one hand, and any Employee, on the other hand.

(y) “Escrow Amount” shall mean Forty Two Million Five Hundred Thousand Dollars ($42,500,000) in cash.

(z) “Escrow Participant Share” shall mean the quotient obtained by dividing (i) the sum of (A) the Company Stockholder Escrow Amount plus (B) any additional amounts contributed to the Escrow Fund pursuant to Section 2.7(c)(i)(A) by (ii) the Escrow Amount.

(aa) “Estimated Per Share Consideration” shall mean an amount of cash equal to the quotient obtained by dividing (x) Estimated Adjusted Merger Consideration, by (y) the Fully Diluted Shares.

(bb) “Fully Diluted Shares” shall mean a number equal to (x) the aggregate number of shares of Company Common Stock which are outstanding as of immediately prior to the Effective Time, plus (y) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise, exchange or conversion of all Company Securities which are outstanding as of immediately prior to the Effective Time, all calculated on a fully diluted, as converted to Company Common Stock basis.

(cc) “GAAP” shall mean U.S. generally accepted accounting principles applied on a consistent basis.

(dd) “Governmental Authority” shall mean any U.S. federal, state, municipal or local or any foreign government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or Taxing Authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

(ee) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ff) “Indebtedness” shall mean all Liabilities, including any applicable penalties (including with respect to any prepayment thereof) interest and premiums, (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases or (v) in the nature of guarantees of the obligations described in the preceding clauses (i)–(iv), inclusive, of any other Person.

(gg) “Intellectual Property” shall mean all names, logos, slogans, trade dress, and other similar designations of source or origin, works of authorship, computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, know-how, inventions, proprietary processes, formulae, models, and methodologies Internet and World Wide Web URLs or addresses and other forms of technology.

(hh) “Intellectual Property Rights” shall mean all U.S. and foreign rights of the following types (i) patents, patent applications, (ii) trademark, service mark, and trade name rights, (iii) copyrights and rights associated with works of authorship, (iv) trade secret rights (“Trade Secrets”), (v) Internet domain name registrations, (vi) other proprietary rights in Intellectual Property of every kind and nature, (vii) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (i) through (vi) above.

(ii) “Knowledge” shall mean, with respect to any Person, (i) the actual knowledge of the members of such Person’s Board of Directors (or equivalent governing body), and (ii) the actual knowledge of the executive officers of such Person (which, with respect to the Company, shall mean Rod Johnson, Nick White, Rob Bearden, Peter Cooper-Ellis, Adrian Colyer, Javier Soltero, Mark Brewer, Herb Cunitz and Steven Schuurman.

(jj) “Legal Requirements” shall mean U.S. federal, state, municipal or local or foreign laws, statutes, standard ordinances, codes, resolutions, promulgations, rules, regulations, orders, judgments, writs, injunctions, decrees, or any other similar legal requirements having the force or effect of law.

(kk) “Liabilities” shall mean all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

(ll) “Parent Class A Common Stock” shall mean the Class A Common Stock of Parent, par value $0.01 per share.

(mm) “Permits” shall mean all permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals.

(nn) “Person” shall mean any natural person, company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other business entity, unincorporated association, organization or enterprise, or any Governmental Authority.

(oo) “Per Share Consideration” shall mean an amount of cash equal to the quotient obtained by dividing (x) Final Adjusted Merger Consideration, by (y) the Fully Diluted Shares.

(pp) “Pro Rata Percentage” shall mean the quotient obtained by dividing (x) the Escrow Amount, by (y) the Final Adjusted Merger Consideration.

(qq) “Representative Expense Amount” shall mean Two Hundred and Fifty Thousand Dollars ($250,000).

(rr) “Security Interest” shall mean any mortgage, security interest, pledge, encumbrance, restriction on the right to sell or dispose (and in the case of securities, vote) or lien (whether arising by contract or by operation of law and whether voluntary or involuntary).

(ss) “Stock Restriction Agreement” shall mean any stock restriction, repurchase, forfeiture or other similar agreement between the Company and any other Person pursuant to which the Company has a right to repurchase shares of Company Capital Stock held by such Person upon terms and subject to certain conditions set forth therein.

(tt) “Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party, corporation or organization or by any one or more of its Subsidiaries or (ii) such party, corporation or organization or any other Subsidiary of such party, corporation or organization is a general partner (excluding any such partnership where such party, corporation or organization or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

(uu) “Tax” or “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest, penalties, fines, additions to Tax or additional amounts (whether disputed or not) imposed by any Taxing Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person or otherwise by operation of law.

(vv) “Taxing Authority” means the IRS or any other governmental body (whether state, local or foreign) responsible for the administration of any Tax.

(ww) “Tax Law” means any Legal Requirement (whether domestic or foreign) relating to Taxes.

(xx) “Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules, statements or attachments thereto, and any amendment thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company.

(yy) “Transaction Expenses” shall mean (i) all fees and expenses, including any and all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses, incurred by the Company, its Subsidiaries or any other Person (for which the Company or its Subsidiaries may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with this Agreement, the Merger or any of the transactions contemplated hereby, and (ii) any and all costs and expenses relating to or arising from obtaining or maintaining a tail policy for the Company’s directors’ and officers’ insurance pursuant to Section 6.10, in each case, to the extent incurred prior to the Closing and unpaid as of the Closing.

(zz) “Unvested Company Capital Stock” shall mean all shares of Company Common Stock that, as of immediately prior to the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger), remain subject to a right of repurchase by the Company or other similar risk of forfeiture to the Company, whether pursuant to a Stock Restriction Agreement executed in connection with or following the issuance of such Company Common Stock or otherwise.

(aaa) “Vested Company Capital Stock” shall mean all outstanding shares of Company Common Stock other than Unvested Company Capital Stock.

(bbb) “Vested Company Options” shall mean those Company Options vested pursuant to the terms of the Company Stock Plan and applicable agreements governing such Company Options (after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger) and any additional Company Options accelerated by the Board of Directors of the Company prior to the Effective Time in compliance with (and not in breach or other violation of) this Agreement.

1.2 Other Capitalized Terms. For all purposes of and under this Agreement, all capitalized terms that are not defined in the preamble or recitals hereto, or in Section 1.1, shall have the respective meanings ascribed to such terms throughout this Agreement.

1.3 Certain Interpretations. When a reference is made in this Agreement to a Schedule or an Exhibit, such reference shall be to a Schedule or an Exhibit to this Agreement unless otherwise indicated.

(b) When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

(c) The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.

(d) The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) All references in this Agreement to a legal entity (including the Company) shall be deemed to refer to such entity and its Subsidiaries unless the context otherwise requires.

(f) All references in this Agreement to the Subsidiaries of a legal entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

Documents or other information and materials shall be deemed to have been “made available” by the Company at or prior to the date of this Agreement if and only if the Company has posted such documents and other information and materials to a virtual data room managed by the Company at [Intentionally omitted] or provided such documents or other information and materials to Due Diligence Partners, on behalf of Parent, in each case, at least twenty four (24) hours prior to the execution and delivery of this Agreement by the parties hereto.

(g) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

ARTICLE 2

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The Company as the surviving corporation of the Merger is hereinafter sometimes referred to herein as the “Surviving Corporation.”

2.2 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall cause the Merger to become effective by filing a certificate of merger in customary form (the “Certificate of Merger”) with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware Law as soon as practicable after the Closing (but in any event on the Closing Date if the Closing occurs at a time in which such filings are accepted for filing by the Secretary of State of the State of Delaware, or the first business day thereafter if the Closing occurs at a time in which such filings are not accepted for filing by the Secretary of State of the State of Delaware). The actual time of acceptance of such filing by the Secretary of State of the State of Delaware (or any later time as may be mutually agreed upon in writing by Parent and the Company and expressly designated as the effective time of the Merger in the Certificate of Merger) is referred to herein as the “Effective Time.”

2.3 Closing. Unless this Agreement is earlier terminated pursuant to Section 9.1, the Merger shall be consummated at a closing (the “Closing”) to occur within two (2) business days immediately following the satisfaction or waiver (if permitted hereunder) of the conditions set forth in Article 7 (but subject to the satisfaction or waiver (if permitted hereunder) of those conditions that by their nature are to be satisfied at the Closing) at the offices of VMware, Inc., 3401 Hillview Avenue, Palo Alto, California, unless another date and/or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs hereunder is referred to herein as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation; Bylaws; Corporate Records.

(a) Certificate of Incorporation. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Amended and Restated Certificate of Incorporation of the Company, as amended and in effect immediately prior to the Effective Time (the “Charter” and, together with the Bylaws of the Company, as in effect immediately prior to the Effective Time, the “Company Organizational Documents”), shall be amended and restated in its entirety to read as set forth in Exhibit C, provided, however that, after the Effective Time, the name of the Surviving Corporation shall be SpringSource Global, Inc. The certificate of incorporation as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation.

(b) Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read as set forth in Exhibit D, provided, however that, after the Effective Time, the name of the Surviving Corporation shall be SpringSource Global, Inc. The bylaws as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

(c) Corporate Records. At the Closing, the Company shall deliver or cause to be delivered to Parent the original stock books, stock ledgers, minute books and corporate seal, if any, of the Company and each of its Subsidiaries and other controlled affiliates.

2.6 Directors and Officers of Surviving Corporation.

(a) Directors. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

(b) Officers. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

2.7 Effect on Capital Stock of Constituent Corporations.

(a) Merger Sub Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of Merger Sub capital stock, each share of common stock of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into and become, and shall thereupon represent, one fully paid and non-assessable share of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall thereupon constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Company Common Stock.

(i) Generally. Except as set forth on Schedule 2.7(b)(i), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Common Stock, upon the terms and subject to the conditions set forth in this Section 2.7 and throughout this Agreement, each outstanding share of Company Common Stock (other than Company Treasury Stock, Parent-Owned Company Common Stock and Dissenting Shares) shall be cancelled and extinguished and converted automatically into the right to receive an amount of cash (without interest) equal to the Per Share Consideration, less (w) applicable Tax withholding, (x) the amounts that Parent is entitled to withhold to fund the Escrow Fund pursuant to Section 2.8(b), (y) the amounts that Parent is entitled to withhold to fund the Representative Expense Fund pursuant to Section 2.8(c), and (z) that portion of the Final Adjusted Merger Consideration that Parent is entitled to withhold in respect of Unvested Company Common Stock pursuant to Section 2.9(d)(ii), upon the surrender of such certificate (or alternatively, a Lost Stock Affidavit and a Lost Certificate Indemnity Agreement) in accordance with the terms of this Agreement and in the manner provided herein. From and after the Effective Time, each share of Company Common Stock that is cancelled and converted into the right to receive the Per Share Consideration by virtue of the Merger pursuant to this Section 2.7(b)(i) shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate formerly representing shares of Company Common Stock shall cease to have any rights with respect thereto other than the right to receive, upon the terms and subject to the conditions set forth in this Agreement, that portion of the Final Adjusted Merger Consideration payable in respect of the shares of Company Common Stock evidenced by such certificate pursuant to this Section 2.7(b)(i) (less applicable Tax withholding, the amounts that Parent is entitled to withhold to fund the Escrow Fund pursuant to Section 2.8(b), the amounts that Parent is entitled to withhold to fund the Representative Expense Fund pursuant to Section 2.8(c), and, with respect to Unvested Company Capital Stock, the amounts that Parent is entitled to withhold pursuant to Section 2.9(d)(ii)), upon the surrender of such certificate (or alternatively, a Lost Stock Certificate Affidavit and a Lost Certificate Indemnity Agreement) in accordance with the terms of this Agreement and in the manner provided herein. For purposes of calculating the amount of cash payable to each Company Stockholder in respect of such stockholder’s shares of Company Common Stock pursuant to this Section 2.7(b)(i), (A) all of the shares of Company Common Stock held by each Company Stockholder shall be aggregated on a certificate-by-certificate basis, and (B) the amount of cash payable in respect of each such certificate shall be rounded down to the nearest cent.

(ii) Company Treasury Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of Company Capital Stock that is outstanding and owned by the Company as treasury stock as of immediately prior to the Effective Time (“Company Treasury Stock”) shall cease to be outstanding, shall be canceled without payment of any consideration therefor and shall thereupon cease to exist.

(iii) Parent Owned Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of Company Capital Stock that is outstanding and owned by Parent or any of its Subsidiaries as of immediately prior to the Effective Time (“Parent-Owned Company Capital Stock”) shall cease to be outstanding, shall be canceled without payment of any consideration therefor and shall thereupon cease to exist.

(iv) Dissenting Shares.

(A) Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time eligible under Section 262 of the DGCL to exercise appraisal rights and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand, and properly demands, appraisal of such shares pursuant to Section 262 of the DGCL (“Section 262”), and complies in all respects with the provisions of Section 262 and has not effectively withdrawn or lost the right to demand relief as a dissenting stockholder under the DGCL as of the Effective Time (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive Final Adjusted Merger Consideration pursuant to in Section 2.7(b)(i), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL. Notwithstanding the provisions of this Section 2.7(b)(iv), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the Final Adjusted Merger Consideration payable in respect of such shares pursuant to Section 2.7(b)(i), without interest, upon surrender of the certificate representing such shares.

(B) The Company shall (1) comply with the requirements of Section 262 of the DGCL, (2) give Parent prompt notice of any written demand received by the Company pursuant to Section 262 of the DGCL, of withdrawals of such demands, and provide copies of any documents or instruments served pursuant to the DGCL and received by the Company and (3) give Parent the opportunity to direct all negotiations and proceedings with respect to any such demands. The Company shall not make any payment or settlement offer prior to the Effective Time of the Merger with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

(c) Company Options.

(i) Upon the terms and subject to the conditions set forth in this Agreement (including the potential adjustments contemplated by Section 2.9(e)), at the Effective Time, Parent shall assume all Company Options that are outstanding and unexercised immediately prior to the Effective Time, whereupon such Company Options shall be converted into an option to acquire, on the same terms and conditions as were applicable to such Company Option as of immediately prior to such assumption by Parent (except as provided below, as set forth in Section 2.9(e), and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger) the number of shares of Parent Class A Common Stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock issuable upon the exercise in full of such Company Option as of immediately prior to the Effective Time by a fraction (the “Option Exchange Ratio”), the numerator of which shall be equal to the Estimated Per Share Consideration and the denominator of which shall be equal to the average of the closing prices of Parent Class A Common Stock on the New York Stock Exchange as reported on www.nyse.com for the ten (10) trading days ending on (and inclusive of) the trading day that is two (2) trading days immediately prior to the Closing Date at an exercise price per share of Parent Class A Common Stock equal to the quotient obtained by dividing (x) the per share exercise price of such Company Option, by (y) the Option Exchange Ratio, rounded up to the nearest whole cent (each, as so adjusted, an “Assumed Option”); provided, however, that the terms of each Assumed Option will provide that:

(A) if a holder of an Assumed Option exercises such Assumed Option, in whole or in part, prior to the release of Escrow Funds to the Indemnifying Parties (other than any portion of the Escrow Funds withheld to cover pending and unresolved Indemnification Claims) pursuant to ARTICLE 8, then a Pro Rata Percentage of the aggregate number of shares of Parent Class A Common Stock otherwise issuable to such holder in respect of such exercise shall be withheld, liquidated by the administrator of Parent’s stock option plan, and the proceeds of such liquidation deposited into the Escrow Fund for and on behalf of such option holder; and

(B) if a holder of an Assumed Option exercises such Assumed Option, in whole or in part, after any Escrow Funds are recovered by the Parent Indemnified Parties (or any of them) in respect of an Indemnification Claim pursuant to Section 8.1(a), then the aggregate number of shares of Parent Class A Common Stock otherwise issuable to such holder in respect of such exercise shall be issued on a net basis, after deducting a sufficient number of shares of Parent Class A Common Stock to cover such holder’s Company Option Holder Pro Rata Percentage of the Escrow Funds recovered by the Indemnified Parties in respect of such

Indemnification Claim, and the amount otherwise required to be deposited into the Escrow Fund pursuant to Section 2.7(c)(i)(A) shall be reduced by the value of such deducted shares.

Parent and the Company acknowledge and hereby agree that the Option Exchange Ratio contemplated above shall be derived at the Effective Time from the Estimated Adjusted Merger Consideration calculated pursuant to Section 2.8(a)(iii), and shall be subject to adjustment pursuant to and in accordance with Section 2.9(e).

(ii) The assumption and conversion of Company Options contemplated by this Section 2.7(c) shall be effected in a manner that is intended to satisfy the requirements of Sections 409A and 424(a) of the Code and the proposed and final Treasury Regulations promulgated thereunder and any applicable securities laws.

(iii) Prior to the Effective Time, the Company shall take all action necessary to effect the treatment of Company Options provided for under this Section 2.7(c) under the Company Stock Plan, all Contracts governing the terms of all Company Options and under any other plan or arrangement to which the Company is a party or by which the Company may be bound, including by giving any required notice and obtaining any required consent contemplated thereby. The Company shall not send any notices to any holders of Company Options, or solicit any consents or other approvals from the holders of any Company Options unless and until Parent has reviewed and approved all notices and related documentation (including any email messages and notifications) to be sent to such holders of Company Options in connection therewith (which approval shall not be unreasonably withheld or delayed). Subject to the immediately preceding sentence, in the event that the Company shall send a notice to any holders of Company Options that are being assumed by Parent pursuant to Section 2.7(c), such notice shall set forth the rights of such holders of Company Options pursuant to the applicable Company Stock Plan and inform such holders that the agreements evidencing the grants of such Company Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.7(c) at the Effective Time).

(iv) Within ten (10) calendar days immediately following the Closing Date, Parent shall file with the Securities and Exchange Commission a registration statement on Form S-8, if available for use by Parent, registering that number of shares of Parent Class A Common Stock equal to the number of shares of Parent Class A Common Stock issuable upon the exercise of all Assumed Options that are eligible to be registered on Form S-8.

2.8 Calculation of Estimated and Final Adjusted Merger Consideration.

(a) Certain Definitions. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(i) “Base Merger Consideration” shall mean (i) Four Hundred and Twenty Million Dollars ($420,000,000), plus (ii) the aggregate exercise price of all Company Options outstanding as of immediately prior to the Effective Time, minus (iii) the sum of (x) the aggregate amount of all Transaction Expenses, (y) the aggregate amount of any and all Change in Control Payments (whether paid prior to the Closing or payable at the Closing), and (z) the aggregate amount of any and all Company Debt as of immediately prior to the Effective Time (without giving effect to the payment or other discharge of such Company Debt in connection with the transactions contemplated by this Agreement).

(ii) “Closing Net Working Capital” shall mean an amount equal to (x) the aggregate value of all current assets of the Company and its Subsidiaries (taken as a whole) as of the close of business on the Closing Date, including all cash and all accounts receivable (net of all related reserves), less (y) the aggregate value of all current liabilities of the Company and its Subsidiaries (taken as a whole) as of the close of business on the Closing Date, including all accounts payable, employee-related liabilities (including sales commissions) and other accrued liabilities, but excluding any and all deferred revenue, all Transaction Expenses, any and all Change in Control Payments and any and all Company Debt as of immediately prior to the Effective Time, in each case calculated in accordance with GAAP using the same accounting methods, standards, policies, practices and estimation methodologies used to prepare the Financial Statements.

(iii) “Estimated Adjusted Merger Consideration” shall mean the Base Merger Consideration, plus (x) the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 2.8(b)) is greater than zero, or minus (y) the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 2.8(b)) is less than zero.

(iv) “Final Adjusted Merger Consideration” shall have the following meaning:

(A) If the Actual Closing Net Working Capital (as determined pursuant to Section 2.8(c)) is equal to the Estimated Closing Net Working Capital (as determined pursuant to Section 2.8(b)), then “Final Adjusted Merger Consideration” shall be the same amount as Estimated Adjusted Merger Consideration.

(B) If the Actual Closing Net Working Capital (as determined pursuant to Section 2.8(c)) is greater than the Estimated Closing Net Working Capital (as determined pursuant to Section 2.8(b)), then “Final Adjusted Merger Consideration” shall mean the Estimated Adjusted Merger Consideration, plus the amount by which Actual Closing Net Working Capital is greater than Estimated Closing Net Working Capital.

(C) If the Actual Closing Net Working Capital (as determined pursuant to Section 2.8(c)) is less than the Estimated Closing Net Working Capital (as determined pursuant to Section 2.8(b)), then “Final Adjusted Merger Consideration” shall mean Estimated Adjusted Merger Consideration, minus the amount by which Actual Closing Net Working Capital is less than Estimated Closing Net Working Capital.

(b) Calculation of Estimated Closing Net Working Capital. At least three (3) business days prior to the close of business on the Closing Date, the Company shall prepare and deliver to Parent an estimated unaudited balance sheet of the Company as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), which shall include a statement setting forth the Company’s estimate of the Closing Net Working Capital (the “Estimated Closing Net Working Capital Statement”). The Estimated Closing Net Working Capital Statement shall fairly and accurately present the Company’s good faith best estimate (based on reasonable assumptions) of the Closing Net Working Capital without giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement. The estimated Closing Net Working Capital set forth in the Estimated Closing Net Working Capital Statement shall be referred to herein as the “Estimated Closing Net Working Capital.”

(c) Calculation of Final Closing Net Working Capital.

(i) Within ninety (90) calendar days following the Closing Date, Parent shall prepare (or cause to be prepared) and deliver to the Representative a statement setting forth Parent’s calculation of the actual Closing Net Working Capital (the “Actual Closing Net Working Capital Statement”).

(ii) The Representative may dispute any item or amount set forth in the Actual Closing Net Working Capital Statement, at any time within thirty (30) calendar days following receipt of the Actual Closing Net Working Capital Statement, by delivering to Parent a written notice of such dispute (a “Notice of Dispute”) setting forth, in reasonable detail and to the extent practicable, (A) each item or amount so disputed by the Representative, (B) the Representative’s calculation of each such disputed item or amount, and (C) the Representative’s calculation of the Closing Net Working Capital of the Company after giving effect to the Representative’s calculation of each such disputed item or amount.

(iii) If Parent shall not receive a Notice of Dispute from the Representative delivered pursuant and in accordance with to Section 2.8(c)(ii) within the time period set forth therein, then (A) the Representative shall be deemed to have irrevocably consented and agreed to each item and amount set forth in the Actual Closing Net Working Capital Statement delivered by Parent pursuant to Section 2.8(c)(i), and (B) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as set forth in the Actual Closing Net Working Capital Statement delivered by Parent pursuant to Section 2.8(c)(i). If Parent shall receive a Notice of Dispute from the Representative delivered pursuant to and in accordance with Section 2.8(c)(ii) within the time period set forth therein, then Parent and the Representative shall use their respective commercially reasonable best efforts to resolve all disputed items and amounts set forth in the Notice of Dispute pursuant to good faith negotiations. In the event that Parent and the Representative shall reach agreement, within thirty (30) calendar days following Parent’s receipt of a Notice of Dispute, on all disputed items and amounts set forth in such Notice of Dispute, then for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as agreed upon by Parent and the Representative. In the event that Parent and the Representative are unable to reach agreement, within thirty (30) calendar days following Parent’s receipt of a Notice of Dispute, on all of the disputed items or amounts set forth in a Notice of Dispute, then:

(A) Parent and the Representative shall execute a memorandum (the “Working Capital Memorandum”) setting forth (1) the resolved items and/or amounts, if any, and (2) the items or amounts that remain in dispute following such good faith negotiations;

(B) Parent and the Representative shall submit all remaining disputed items and amounts set forth in the Working Capital Memorandum to a “Big Four” accounting firm mutually agreeable to Parent and the Representative (the “Independent Accounting Firm”) for resolution in accordance with the terms and conditions hereof. Each of the parties to this Agreement shall, and shall cause their respective affiliates and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (1) act in its capacity as an expert and not as an arbitrator, (2) consider only those items and amounts identified in the Working Capital Memorandum as being in dispute between Parent and the Representative, (3) be instructed to reach its conclusions regarding any such dispute within thirty (30) calendar days after its appointment and provide a written explanation of its decision, and (4) not (x) determine any liability claimed by the Representative or asset claimed by Parent in an amount less than that claimed by such party, or (y) determine any asset claimed by the Representative or liability claimed by Parent in an amount in excess of the amount claimed by such party. All expenses relating to the engagement of the Independent Accounting Firm shall be shared equally by Parent and the Representative. The Independent Accounting Firm shall determine all disputed items and amounts and its decision in respect thereof shall be final and binding upon Parent and the Representative; and

(C) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, based upon (1) all amounts agreed upon by Parent and the Representative in respect of any disputed items or amounts, as set forth in the Working Capital Memorandum, and (2) all other amounts determined by the Independent Accounting Firm pursuant to clause (B) this Section 2.8(c)(iii).

(iv) During the period of time from and after the date of the delivery of the Actual Closing Net Working Capital Statement to the Representative until the Final Adjusted Merger Consideration has been finally determined pursuant to and in accordance with this Section 2.8(c), Parent shall provide the Representative and accountants and counsel retained by the Representative (subject to the execution and delivery of a confidentiality agreement, in form and substance reasonably acceptable to Parent) with reasonable access during normal business hours to the working papers used by Parent (or accountants and counsel retained by it) to determine the Actual Closing Net Working Capital Statement and shall use its commercially reasonable best efforts to respond to inquiries from the Representative regarding the Actual Closing Net Working Capital Statement.

2.9 Payment Procedures.

(a) Closing Payment. On the Closing Date, Parent shall deposit, or cause to be deposited, with Deutsche Bank National Trust Company (the “Paying Agent”) an amount in cash equal to the Estimated Adjusted Merger Consideration, less (x) the Escrow Amount, (y) the Representative Expense Amount, and (z) any additional amounts of Final Adjusted Merger Consideration (solely for purposes of this Section 2.9(a) as if the Estimated Adjusted Merger Consideration is equivalent to the Final Adjusted Merger Consideration) that Parent is entitled to withhold in respect of Unvested Cash pursuant to Section 2.9(d)(ii) (such funds being referred to herein as the “Closing Payment Fund”). All funds held from time to time in the Closing Payment Fund shall be invested by the Paying Agent as directed by Parent pending payment thereof by the Paying Agent to the Company Stockholders in accordance with the terms hereof. All interest and other earnings from any investment of funds held from time to time in the Closing Payment Fund shall be the sole and exclusive property of Parent, and no part of such interest or other earnings shall accrue to or for the benefit of any Company Stockholders.

(b) Escrow Fund. Notwithstanding anything to the contrary set forth in this Agreement, Parent shall be entitled to withhold from the aggregate Final Adjusted Merger Consideration otherwise payable to holders of Company Common Stock in the Merger pursuant to Section 2.7(b)(i) an amount of cash equal to the Company Stockholder Escrow Amount. The Company Stockholder Escrow Amount shall be withheld from each holder of Company Common Stock on a pro rata basis, calculated based on each holder’s Company Stockholder Pro Rata Percentage. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Escrow Agent an amount in cash equal to the Company Stockholder Escrow Amount (such funds, together with any additional funds deposited with the Escrow Agent from time to time pursuant to Section 2.7(c)(ii) in respect of Company Options, being referred to herein as the “Escrow Fund”). If, as of immediately prior to the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger), a holder of Company Common Stock shall hold any Unvested Company Capital Stock, then that portion of any Final Adjusted Merger Consideration otherwise payable under this Agreement in respect of any Vested Company Capital Stock held by such Company Stockholder shall be withheld and deposited into the Escrow Fund prior to the deposit of any Final Adjusted Merger Consideration payable under this Agreement in respect of any Unvested Company Capital Stock held by such Company Stockholder as of immediately prior to the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger) (“Unvested Cash”) and, thereafter, any Unvested Cash payable to such Company Stockholder under this Agreement shall be withheld and deposited into the Escrow Fund if and only to the extent necessary to satisfy such Company Stockholder’s entire escrow contribution obligation under this Agreement (with the understanding and agreement that any Unvested Cash so deposited into the Escrow Fund on behalf of any such Company Capital Stockholder shall vest prior to any Unvested Cash payable under this Agreement in respect of any Unvested Company Capital Stock held by such Company Stockholder that is not so deposited into the Escrow Fund). The Escrow Fund shall be held and distributed in accordance with the provisions of the Escrow Agreement. The Escrow Agent shall hold the Escrow Fund as partial security for the indemnification obligations of the Indemnifying Parties under this Agreement in accordance with the terms and conditions set forth herein. The Escrow Fund (or any portion thereof) shall be distributed to the Indemnifying Parties upon the terms and conditions set forth in the Escrow Agreement.

(c) Representative Expense Fund. Notwithstanding anything to the contrary set forth in this Agreement, Parent shall be entitled to withhold from the aggregate Final Adjusted Merger Consideration otherwise payable to holders of Company Common Stock in the Merger pursuant to Section 2.7(b)(i) an amount of cash equal to the Representative Expense Amount. The Representative Expense Amount shall be withheld from each holder of Company Common Stock on a pro rata basis, calculated based on each holder’s Company Stockholder Pro Rata Percentage. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Representative an amount in cash equal to the Representative Expense Amount (such funds being referred to herein as the “Representative Expense Fund”). Each holder of Company Common Stock shall be deemed to have contributed to the Representative Expense Fund such holder’s pro rata portion of the Representative Expense Amount (based on the amount of the Final Adjusted Merger Consideration payable to such holder of Company Common Stock under this Agreement in respect of such holder’s Company Common Stock (without giving effect to the escrow contributions or holdbacks contemplated by this Agreement) relative to the aggregate Final Adjusted Merger Consideration payable in respect of Company Common Stock), to be held by the Representative pursuant to this Agreement. If, as of immediately prior to the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger), a holder of Company Common Stock shall hold any Unvested Company Capital Stock, then all or a portion of any Final Adjusted Merger Consideration otherwise payable under this Agreement in respect of any Vested Company Capital Stock held by such Company Stockholder shall be withheld and deposited into the Representative Expense Fund prior to the deposit of any Unvested Cash and, thereafter, any Unvested Cash payable to such Company Stockholder under this Agreement shall be withheld and deposited into the Representative Expense Fund if and only to the extent necessary to satisfy such Company Stockholder’s entire representative expense fund contribution obligation under this Agreement (with the understanding and agreement that any Unvested Cash so deposited into the Representative Expense Fund on behalf of any such Company Stockholder shall vest prior to any Unvested Cash payable under this Agreement in respect of any Unvested Company Capital Stock held by such Company Stockholder that is not so deposited into the Representative Expense Fund). The Representative Expense Amount shall be held and distributed in accordance with the provisions of this Agreement. The Representative shall hold the Representative Expense Fund as partial security for the reimbursement obligations of the Indemnifying Parties under this

Agreement in accordance with the terms and conditions set forth herein. Following the expiration of the Survival Period in accordance with its terms and the satisfaction of any Indemnification Claims outstanding at such expiration, the Representative shall transfer any amounts remaining in the Representative Expense Fund to the Paying Agent to be distributed to the Indemnifying Parties upon the terms and conditions set forth in ARTICLE 8.

(d) Payment Procedures.

(i) After the date hereof and prior to the Closing, the Company shall mail to each Company Stockholder a letter of transmittal in substantially the form attached hereto as Exhibit E (a “Stockholder Transmittal Letter”), which shall (A) specify that delivery shall be effected, and risk of loss and title to a certificate(s) representing shares of the Company Capital Stock that are being converted into the right to receive payment pursuant to Section 2.7(b)(i) (each, a “Company Stock Certificate”) shall pass only upon delivery of such certificate(s) to the Paying Agent after the Effective Time, (B) be in such form and have such other reasonable provisions not inconsistent with this Agreement as Parent and the Representative may specify, (C) include IRS Form W-9 or Form W-8BEN or any successor form and, where required pursuant to the terms of this Agreement, and (D) include instructions for use in effecting the surrender of Company Stock Certificate(s) for that portion of the Final Adjusted Merger Consideration payable in respect of the shares of Company Capital Stock represented thereby under this Agreement. The payment of the appropriate Closing Payment (as defined below) to any holder of Company Common Stock is expressly conditioned upon the execution and delivery of a Stockholder Transmittal Letter, properly completed and duly executed by each such Company Stockholder. After the Effective Time, and within two (2) business days after the Paying Agent receives a Company Stock Certificate, together with a properly completed and duly executed Stockholder Transmittal Letter, the Paying Agent shall pay to such Company Stockholder that portion of the Final Adjusted Merger Consideration (determined, solely for purposes of this Section 2.9(d)(i), as if the Final Adjusted Merger Consideration is equivalent to the Estimated Adjusted Merger Consideration) payable to such Company Stockholder in accordance with the terms of this Agreement in respect of the shares of Company Capital Stock formerly represented by such Company Stock Certificate(s), less (w) that portion of the Final Adjusted Merger Consideration otherwise payable to such Company Stockholder in respect of such shares of Company Capital Stock that Parent is required to withhold from such Company Stockholder under applicable Tax withholding laws, if any, (x) that portion of the Final Adjusted Merger Consideration otherwise payable to such Company Stockholder in respect of such shares of Company Capital Stock that Parent is entitled to withhold pursuant to Section 2.8(b) and deliver to the Escrow Agent to fund the Escrow Fund, (y) that portion of the Final Adjusted Merger Consideration otherwise payable to such Company Stockholder in respect of such shares of Company Capital Stock that Parent is entitled to withhold pursuant to Section 2.8(c) and deliver to the Representative to fund the Representative Expense Fund, and (z) that portion of the Final Adjusted Merger Consideration otherwise payable to such Company Stockholder in respect of Unvested Company Capital Stock that Parent is entitled to withhold pursuant to Section 2.9(d)(ii) (such amount less such deductions, with respect to each such Company Stockholder, being referred to herein as the “Closing Payment”), and the Company Stock Certificate so surrendered shall forthwith be cancelled. If payment of any portion of the applicable Closing Payment is to be made to a Person other than the Person in whose name the surrendered certificate(s) are registered, it shall be a condition of payment that the Person requesting such payment (A) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the Company Stock Certificate surrendered, and shall have established to the satisfaction of Parent that such Tax has been paid, or (B) shall have established to the satisfaction of Parent that such Tax is not applicable. From and after the Effective Time, until surrendered as contemplated by this Section 2.8(c), each Company

Stock Certificate formerly representing shares of Company Capital Stock shall be deemed to represent for all purposes only the right to receive the applicable Final Adjusted Merger Consideration, if any, in respect of such shares of Company Capital Stock formerly represented thereby in accordance with the terms of this Agreement and in the manner provided herein.

(ii) Prior to the Closing, each Stock Restriction Agreement shall have been amended in substantially the form attached hereto as Exhibit F (the “Stock Restriction Agreement Amendment”) to provide that (A) all Unvested Cash otherwise payable under this Agreement to a Company Stockholder that is a party to such Stock Restriction Agreement shall be withheld by Parent in order to secure Parent’s repurchase rights under the Stock Restriction Agreement applicable to such Company Stockholder’s Unvested Company Capital Stock as of immediately prior to the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger), (B) upon the vesting of any such Unvested Cash in accordance with the terms of such Stock Restriction Agreement Amendment, any such cash that is required to be deposited into the Escrow Fund to satisfy the escrow contribution obligations of such Company Stockholder under this Agreement shall be deposited into the Escrow Fund (to the extent not previously deposited into the Escrow Fund by Parent at Parent’s election) and any remaining portion of such cash shall be paid to such Company Stockholder, and (C) at the Effective Time, Parent shall assume the rights and obligations of the Company under, and be entitled to enforce the provisions of, such Stock Restriction Agreement. Notwithstanding anything to the contrary in this Section 2.8 or elsewhere in this Agreement, at the Effective Time, any Final Adjusted Merger Consideration otherwise payable to a Company Stockholder that is Unvested Cash shall be payable to such Company Stockholder only in accordance with the terms and conditions of the Stock Restriction Agreement Amendment to which such Company Stockholder is a party. The payout of the Final Adjusted Merger Consideration pursuant to this Agreement in exchange for shares of Company Common Stock that constitute Unvested Company Capital Stock immediately prior to the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger) shall be subject to the same restrictions and vesting arrangements that were applicable to such shares of Unvested Company Capital Stock immediately prior to or at the Effective Time (and after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger), subject to the terms of the applicable agreement governing such shares and the Stock Restriction Agreement Amendment. Therefore, any Unvested Cash otherwise payable to a Company Stockholder under this Agreement in respect of Unvested Company Capital Stock shall not be paid by Parent or the Paying Agent at the Effective Time, and shall instead be paid by Parent (or Paying Agent) to such Company Stockholder only on the date that the shares of Unvested Company Capital Stock that were converted into such Unvested Cash would have become vested under the vesting schedule in effect in respect of such Unvested Company shares immediately prior to or at the Effective Time (after giving effect to any acceleration of vesting that occurs as a result of the consummation of the Merger and subject to the restrictions and other terms of such vesting schedule), less the amount of Unvested Cash deposited into the Escrow Fund pursuant to and in accordance with Section 2.8(b) and the Representative Expense Fund pursuant to and in accordance with Section 2.8(c); provided, however, that Parent may in its discretion make all such required payments to holders of Unvested Cash on the last business day of each calendar month during which vesting occurs for administrative convenience. All amounts payable pursuant to this Section 2.9(d)(ii) shall be subject to any required Tax withholding obligations and shall be paid without interest. A portion of such newly vested cash so distributed will be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder. Following the Effective Time, no Unvested Cash, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Parent, or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such

Person, prior to the distribution to such Person of such Unvested Cash in accordance with this Agreement.

(e) Post-Closing Payment Based on Final Adjusted Merger Consideration.

(i) If the Final Adjusted Merger Consideration is greater than the Estimated Adjusted Merger Consideration (such amount, the “Excess Amount”), then as soon as reasonably practicable following the determination of the Final Adjusted Merger Consideration pursuant to Section 2.8 (and in any event within three (3) business days thereafter), (A) Parent shall cause the Paying Agent to pay to each former Company Stockholder an amount of cash (without interest) equal to their pro rata portion of the Excess Amount. Such payment is expressly conditioned upon the execution and delivery of a Stockholder Transmittal Letter properly completed and duly executed by such Company Stockholder, and (B) the number of shares of Parent Class A Common Stock issuable upon exercise, and the exercise price, of each Assumed Option then outstanding shall be adjusted and recalculated in the manner contemplated by Section 2.7(c)(i) to reflect the Option Exchange Ratio derived from the Final Adjusted Merger Consideration.

(ii) If the Final Adjusted Merger Consideration is less than the Estimated Adjusted Merger Consideration (such difference, the “Shortfall Amount”), as soon as reasonably practicable following the determination of the Final Adjusted Merger Consideration pursuant to Section 2.8 (and in any event within three (3) business days thereafter), (A) Parent and the Representative shall jointly instruct the Escrow Agent to promptly release from the Escrow Fund and deliver to Parent an amount in cash equal to the product obtained by multiplying (x) the Shortfall Amount, by (y) the Escrow Participant Share (calculated as of the date of such release). In this event, each Indemnifying Party shall be deemed to have contributed a pro rata portion of such payment to Parent from their respective allocated portion of the Escrow Fund, and (B) the number of shares of Parent Class A Common Stock issuable upon exercise, and the exercise price, of each Assumed Option then outstanding shall be adjusted and recalculated in the manner contemplated by Section 2.7(c)(i) to reflect the Option Exchange Ratio derived from the Final Adjusted Merger Consideration.

(f) Termination of Closing Payment Fund; No Liability. At any time following the six-month anniversary of the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it all or any portion of the Closing Payment Fund (including any earnings received with respect thereto) that has not been disbursed to holders of Company Capital Stock, and thereafter such holders of Company Capital Stock shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Legal Requirements), and only as general creditors thereof, with respect to the applicable Final Adjusted Merger Consideration payable in respect thereof, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a certificate formerly representing shares of Company Capital Stock for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement. Any amounts remaining unclaimed by holders of Company Capital Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become the property of any Governmental Authority) shall become, to the extent permitted by applicable Legal Requirements, the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(g) Withholding Rights. Each of the Company, Parent, the Surviving Corporation, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold from the payment of any consideration payable or otherwise deliverable to any Person under this Agreement, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable Legal Requirements, unless such Person provides Parent with such documentation as Parent reasonably requests to qualify for an exemption to any such requirement to withhold or an approval or certification from the applicable tax authorities instructing Parent otherwise. To the extent that amounts are so withheld and paid by the Company, Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent to the applicable Tax authorities on behalf of the holders of Company Capital Stock, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Person to whom such amounts would otherwise have been paid.

(h) Lost, Stolen or Destroyed Certificates. In the event any certificate(s) which formerly represented shares of Company Capital Stock shall have been lost, stolen or destroyed, upon the making and delivery of (a) an affidavit of that fact by the Company Stockholder in form reasonably satisfactory to Parent (a “Lost Stock Affidavit”), Parent shall instruct the Paying Agent to pay such Company Stockholder the portion of the Final Adjusted Merger Consideration to which such Company Stockholder is entitled to pursuant to Section 2.7(a); provided, however, that Parent may, in its sole discretion (acting in good faith) and as a condition precedent to issuing such instruction to the Paying Agent, require the owner of such lost, stolen or destroyed certificate(s) or agreements to deliver an agreement of indemnification in form reasonably satisfactory to Parent against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the certificate(s) or agreements alleged to have been lost, stolen or destroyed (the “Lost Certificate Indemnity Agreement”).

2.10 Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of certificates formerly evidencing ownership of the shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements. After the Effective Time, the Surviving Corporation or the Paying Agent shall cancel and exchange, as provided in this Section 2.10, any presented certificate representing shares of Company Capital Stock outstanding immediately prior to the Effective Time.

2.11 Taking of Further Necessary Action. Each of Parent, the Company and the Representative will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and cause the distribution of proceeds in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Company immediately prior to the Effective Time are and will remain fully authorized in the name of the Company or otherwise to take, and shall take, upon request by Parent, all such lawful and necessary action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to any exceptions that are expressly and specifically set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement, dated as of the date hereof (the “Disclosure Schedule”) (it being understood and hereby agreed that (i) the information set forth in the Disclosure Schedule shall be disclosed under separate section and subsection references that correspond to the sections and subsections of this ARTICLE 3 to which such information relates, and (ii) the information set forth in each section and subsection of the Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section or subsections of this ARTICLE 3, and (B) any other representations and warranties set forth in this ARTICLE 3 if and solely to the extent that it is reasonably apparent on the face of such disclosure (without reference to the documents referenced therein) that it applies to such other representations and warranties), the Company hereby represents and warrants to Parent and Merger Sub (x) as of the date hereof, and (y) (A) as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall be only made as of such date), as follows:

3.1 Organization and Standing.

(a) The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has full corporate or other similar power and authority to conduct its business as currently conducted and as proposed to be conducted by it. The Company and each of its Subsidiaries is duly qualified to do business as a foreign entity and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification, except for such failures to be so duly qualified and in good standing that would not have a Company Material Adverse Effect.

(b) Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the Company Organizational Documents as currently in effect and the organizational documents of each of the Company’s Subsidiaries. The Company Organizational Documents and those of its Subsidiaries are in full force and effect and the Company is not in violation of (and has not previously violated) any provision of its Company Organizational Documents, nor are any of the Company’s Subsidiaries in violation of any provision of their respective organizational documents.

(c) The operations now being conducted by the Company and each of its Subsidiaries are not (and have never been) conducted under any other name since March 21, 2007.

(d) Schedule 3.1(d) of the Disclosure Schedule lists the directors and officers of the Company and each of its Subsidiaries as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of an aggregate of 112,200,000 shares of Company Capital Stock, consisting of an aggregate of 85,000,000 shares of Company Common Stock and an aggregate of 27,200,000 shares of Company Preferred Stock, of which an aggregate of 9,700,000 shares have been designated Series A Preferred Stock and an aggregate of 17,500,000 of which have been designated Series B Preferred Stock. As of the date hereof, (i) an aggregate of 40,005,321 shares of Company Common Stock are issued and outstanding, (ii) an aggregate of 9,700,000 shares of Company Series A Preferred Stock are issued and outstanding, (iii) an aggregate of 16,917,655 shares of Company Series B Preferred Stock are issued and outstanding and (iv) warrants to purchase an aggregate of 6,877 shares of Company Series B Preferred Stock are issued and outstanding. The Company has reserved an aggregate of 14,521,758 shares of Company Common Stock for issuance under the Company Stock Plan, and an aggregate of 12,668,999 shares of Company Common Stock are issuable upon the exercise of Company Options outstanding as of the date hereof. Except for the Company Stock Plan, the Company and its Subsidiaries do not maintain, and the Company has never maintained in the past, any stock option plans or other equity compensation related plans.

(b) All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of Company Capital Stock and other Company Securities have been offered, issued and sold by the Company in compliance with U.S. federal and applicable state securities laws. Except as set forth in this Section 3.2, no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding. The Company does not have any obligation (whether written, oral, contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company. The Company does not have any obligation (whether written, oral, contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. The Company has not made or delivered any oral or written communications to the employees or contractors of the Company with respect to any payment arising out of the transactions contemplated by this Agreement. There are no agreements, written or oral, between the Company and any holder of its securities or others, or among any holders of its securities, relating to the acquisition (including rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the Company Capital Stock.

(c) Schedule 3.2(c) of the Disclosure Schedule contains a true, complete and correct list of all of the Company Stockholders as of the date hereof, setting forth the shares of Company Capital Stock held by each Company Stockholder as of the date of this Agreement and the date such shares of Company Capital Stock were acquired.

(d) Schedule 3.2(c) of the Disclosure Schedule contains a true, complete and correct list of all persons who, at the close of business on the date of this Agreement, hold Company Options, indicating, with respect to each Company Option, the number of shares of Company Common Stock issuable upon the exercise of such Company Option, and the exercise price, date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement and the extent to which the vesting of such Company Option will be accelerated by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. All Company Options have been granted or issued at an exercise price equal to the fair market value of the underlying Company Common Stock, as determined by the Company’s Board of Directors at the date of grant or issuance, and none of the Company Options constitute “deferred compensation” under Section 409A of the Code. True and complete copies of each Company Option Plan and all agreements and instruments relating to or issued under each such plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Common Stock purchased under such plan) have been made available to Parent, and such plans and Contracts have not been amended, modified or supplemented since being made available to Parent, and there are no Contracts or understandings to amend, modify or supplement such plans or Contracts in any case from those made available to Parent.

(e) The Final Adjusted Merger Consideration into which each share of Company Capital Stock will be converted in the Merger, if any, conforms to the Company Organizational Documents and no Company Stockholder shall be entitled to receive any different or additional amount in the Merger with respect to shares of Company Capital Stock held by such Company Stockholder.

3.3 Subsidiaries. Schedule 3.3 of the Disclosure Schedule contains a true, complete and correct list of each Subsidiary of the Company. Except for the Subsidiaries of the Company set forth in Schedule 3.3 of the Disclosure Schedule, the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity. The Company owns one hundred percent (100%) of the outstanding equity interests of each of its Subsidiaries and no other Person has any subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of any Subsidiary of the Company.

3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, the Escrow Agreement and each certificate and other instrument required hereby to be executed and delivered by the Company pursuant hereto and to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by the Company pursuant hereto and, subject only to the receipt of the Requisite Stockholder Approval, the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company Board of Directors has unanimously determined that it is fair to, advisable and in the best interests of the Company Stockholders to enter into a business combination upon the terms and subject to the conditions of this Agreement, has unanimously approved this Agreement, the Escrow Agreement the Merger and the other transactions contemplated hereby and thereby and has unanimously resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and the other transactions contemplated hereby and, other than obtaining the Requisite Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Escrow Agreement or any certificate or other instrument required to be executed and delivered by the Company pursuant hereto or to consummate the Merger or any other transactions contemplated hereby or thereby. None of such actions by the Company Board of Directors has been amended, rescinded or modified. Each of this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by the Company pursuant hereto has been (or will be) duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and the Representative, constitutes (or will constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(b) The affirmative vote of the holders of at least (i) a majority of the outstanding shares of Company Capital Stock, voting together as a single class with each share of outstanding Company Capital Stock entitled to a single vote, and (ii) a majority of the outstanding shares of Company Preferred Stock, voting together as a single class with each share of outstanding Company Preferred Stock entitled to a single vote, are the only votes of the holders of any of Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby under applicable law, the Company Organizational Documents or any Contract to which the Company is a party or is otherwise bound (collectively, the “Requisite Stockholder Approval”). The Company has notified (or will notify following the date hereof and prior to the Effective Time) the holders of Company Capital Stock of the transactions contemplated hereby as and to the extent required by the terms and conditions of the Company Organizational Documents and Delaware Law and as contemplated herein. The information furnished on or in any document mailed, delivered or otherwise furnished to the Company Stockholders in connection with the solicitation of their consent to, and adoption of, this Agreement and the Merger did not contain, and will not contain, at or prior to the Effective Time, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made not misleading, in each case to the extent not supplemented by subsequent disclosure that rendered the material misstatement or omission no longer misleading in light of the circumstances in which it was made.

3.5 No Conflicts. The execution and delivery of this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by the Company pursuant hereto, the compliance with the provisions of this Agreement, the Escrow Agreement and each certificate or other instrument required to be executed and delivered by the Company pursuant hereto and the consummation of the Merger and the other transactions contemplated hereby and thereby, will not (i) conflict with or violate the Company Organizational Documents, (ii) conflict in any material respect with, result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any material benefit to which the Company or any of its Subsidiaries is entitled under, any Contract, Permit, Security Interest or other interest to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which the assets of the Company or any of its Subsidiaries are subject, (iii) result in the creation or imposition of any Security Interest upon any assets of the Company or any of its Subsidiaries, or (iv) violate in any material respect any Legal Requirements applicable to the Company, any of its Subsidiaries or any of their respective properties or assets.

3.6 Governmental Filings and Consents. No consent, approval, order or authorization of, or registration, declaration or filing with (together, the “Consents”), any Governmental Authority is required on the part of the Company, any of its Subsidiaries or any Company Securityholder in connection with the execution and delivery of this Agreement or the Escrow Agreement or the consummation of the Merger or any other transactions contemplated hereby or thereby, except for (i) the filing of the Certificate of Merger, (ii) the expiration or early termination of applicable waiting periods and receipt of applicable antitrust clearances under the HSR Act, and (iii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company and its Subsidiaries, taken as a whole, and would not prevent, materially alter the terms of, or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.7 Financial Statements.

(a) Attached to Schedule 3.7 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the draft audited consolidated balance sheet and consolidated statements of income, changes in stockholders’ equity and cash flow as of April 30, 2009 and for the twelve month period ended April 30, 2009, and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2009 (the “Balance Sheet”) and consolidated statements of income, changes in stockholders’ equity and cash flow as of and for the two month period ended June 30, 2009. The Financial Statements (A) are derived from and the in accordance with the books and records of the Company, (B) have been prepared in accordance with GAAP (except that such unaudited Financial Statements do not contain footnotes) applied on a consistent basis throughout the periods indicated and consistent with each other except as may be indicated in the notes thereto, (C) fairly present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), and (D) are true, complete and correct in all material respects.

(b) The Company has in place systems and processes (including the maintenance of proper books and records) that are customary for a company at the same stage of development as the Company designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are herein referred to as the “Controls”). None of the Company, its officers, nor the Company’s independent auditors has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Controls or the Financial Statements that has not been resolved. To the Company’s Knowledge, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements. The Company has in place a revenue recognition policy consistent with GAAP.

3.8 Absence of Changes. Since the date of the Balance Sheet, (i) no Company Material Adverse Effect has occurred, and (ii) without limiting the generality of the foregoing, between the date of the Balance Sheet and the date of this Agreement, neither the Company nor any of its Subsidiaries has:

(a) declared, set aside, made or paid any dividend or other distribution in respect of its capital stock, or agreed to do any of the foregoing, or purchased or redeemed or agreed to purchase or redeem, directly or indirectly, any shares of its capital stock (other than the repurchase or forfeiture of Company Capital Stock pursuant to the terms of any Stock Restriction Agreement or the recapture of Company Capital Stock from escrow funds established to secure indemnification obligations);

(b) issued or sold any shares of its capital stock of any class or any options, warrants, conversion or other rights to purchase any such shares or any securities convertible into or exchangeable for such shares (other than the issuance of options in the ordinary course of business and consistent with past practice pursuant to the Company Stock Plan or the issuance of shares of Company Common Stock pursuant to the exercise of Company Options, the exercise or conversion of Company Warrants or the conversion of shares of Company Preferred Stock);

(c) adopted, amended, modified, or terminated in any material respect any Company Employee Plan, agreement trust, fund, arrangement for the benefit of employees or any collective bargaining agreement (other than as may have been required by the terms of the Company Employee Plan or collective bargaining agreement, or as may have been required by applicable Legal Requirements);

(d) increased any compensation or fringe benefits, paid any bonus, granted any increase in severance or termination pay or otherwise changed any of the terms of employment or service for any of its Employees other than in the ordinary course of business and consistent with past practice;

(e) entered into any loan or advanced any money or other property with any of its employees, officers, directors or consultants outside the ordinary course of business consistent with past practice;

(f) incurred any indebtedness for purchase money or borrowed money;

(g) mortgaged, pledged or subjected to any Security Interest, any of its properties or assets, tangible or intangible;

(h) acquired or disposed of any assets or properties having a value in excess of $100,000 (singly or in the aggregate);

(i) forgiven or canceled any debts or claims, or waived any rights, having a value in excess of $100,000;

(j) incurred a capital expenditure or made a commitment by the Company exceeding $100,000 individually or $1,000,000 in the aggregate;

(k) changed accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company other than as required by GAAP;

(l) made or changed any election in respect of Taxes, adopted or changed any accounting method in respect of Taxes (other than as a result of the transactions contemplated herein), agreed to or settled any claim or assessment in respect of Taxes, or extended or waived any of the limitation periods applicable to any claim or assessment in respect of Taxes;

(m) revaluated any of its assets (whether tangible or intangible), including writing down the value of inventory or writing off, discounting or otherwise compromising any notes or accounts receivable in an amount in excess of $50,000;

(n) received notice of any claim or potential claim of ownership, interest or right by any person other than the Company of the Intellectual Property owned by or developed or created by the Company or of infringement by the Company of any other Person’s Intellectual Property Rights;

(o) commenced or settled any lawsuit or become aware of the commencement, settlement, notice or written threat of any lawsuit or proceeding or other investigation against the Company or any of its Subsidiaries;

(p) received written notice of any claim or potential claim for the violation of any employment laws;

(q) conducted its business, other than in the ordinary course consistent with past practice;

(r) engaged in any purchase or sale of any interest in real property, grant of any Security Interest in any real property, agreement to lease, sublease, license or otherwise occupy any real property, or any alteration, amendment, modification, violation or termination of any of the terms of any Real Property Lease; or

(s) entered into any agreement, commitment or obligation to do any of the foregoing.

3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities, except for (a) Liabilities set forth on the Balance Sheet, (b) Liabilities incurred after the date of the Balance Sheet that are set forth on the Final Closing Net Working Capital Statement, (c) Liabilities incurred after the date of the Balance Sheet in the ordinary course of business consistent with past practice which are not required by the terms of this Agreement to be set forth on the Estimated Closing Net Working Capital Statement, and (c) Liabilities which are apparent on the face of Contracts to which the Company or any of its Subsidiaries is a party or entered into after the date of this Agreement in compliance with Section 5.1. Except for Liabilities reflected in the Financial Statements, neither the Company nor any of its Subsidiaries has off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or any of its Subsidiaries. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate.

3.10 Taxes.

(a)(i) All Tax Returns required to be filed by or on behalf of the Company and each of its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all Taxes payable by or on behalf of the Company and each of its Subsidiaries (whether or not shown on a Tax Return) have been fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, the Company and each of its Subsidiaries has made due and sufficient accruals for such Taxes on the Balance Sheet. All required estimated Tax payments have been timely made by or on behalf of the Company and each of its Subsidiaries.

(b) As of the date of the Balance Sheet, neither the Company nor any of its Subsidiaries has any material Liability for unpaid Taxes, except to the extent adequate reserves have been established in the Balance Sheet. Since the date of the Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes outside the ordinary course of business consistent with past custom and practice.

(c) The Company and each of its Subsidiaries has complied in all material respects with all applicable Legal Requirements relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts so withheld.

(d) The Company has made available to Parent complete copies of (i) all income and sales Tax Returns of or including the Company and each of its Subsidiaries for all Tax periods of the Company since March 21, 2007 and (ii) any audit, report or other similar correspondence issued relating to Taxes of the Company and each of its Subsidiaries.

(e) No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to Taxation in that jurisdiction.

(f) No income or other material Tax Return of the Company or any of its Subsidiaries has ever been audited by the Internal Revenue Service or any other Tax authority (each, a “Tax Authority”), no such audit is in progress and neither the Company nor any of its Subsidiaries has been notified of any request for such an audit or other examination. Neither the Company nor any of its Subsidiaries is currently delinquent in the payment of any Tax, nor have any deficiencies for any Tax been threatened, claimed, proposed or assessed in writing against the Company or any of its Subsidiaries which have not been settled or paid. No issue has been raised in writing by any Taxing Authority in any prior examination of the Company or any of its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period. No adjustment relating to any Tax Returns filed by the Company or any of its Subsidiaries has been proposed in writing by a Tax Authority to the Company or any of its Subsidiaries (or any representative thereof).

(g) Neither the Company nor any other Person on its behalf has (i) agreed to, is required to or has any application pending requesting permission to, make any adjustment pursuant to Section 481(a) of the Code or any similar provision of Tax law, (ii) entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax law with respect to the Company or (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, or granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid. There is not in effect any waiver by the Company of any statute of limitations with respect to any Taxes.

(h) Since its inception, neither the Company nor any of its Subsidiaries has been a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code and in Section 1.897-2(b) of the Treasury Regulations.

(i) Neither the Company nor any of its Subsidiaries is, and nor have they ever been, a party to, or bound by, any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written), nor do they have any obligations under any such agreement.

(j) Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service (“IRS”) or comparable rulings of any Taxing Authority. The Company has made available to Parent accurate and complete copies of any Tax ruling obtained from the India Tax Authority.

(k) There are (and immediately following the Effective Time there will be) no liens as a result of any unpaid Taxes upon any of the assets of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable.

(l) Neither the Company nor any of its Subsidiaries has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes (other than a group of which the Company is the common parent corporation). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise, other than as a result of being a member of a group of which the Company was the common parent. Neither the Company nor any of its Subsidiaries has ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(m) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(n) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(o) Neither the Company nor any of its Subsidiaries has consummated or participated in, and neither the Company nor any of its Subsidiaries is currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder (or any comparable provision of Tax law). Neither the Company nor any of its Subsidiaries has participated in, and neither the Company nor any of its Subsidiaries is currently participating in a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of Tax law.

(p) Neither the Company nor any of its Subsidiaries has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(q) The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws (including, without limitation, Section 482 of the Code) and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its subsidiaries.

(r) Neither the Company nor any of its Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Code Section 999.

(s) The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax authorities for which receipts are given by the foreign government.

(t) As of the Closing Date, neither the Company nor any ERISA Affiliate will be a party to, or otherwise obligated under, any contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective affiliates by reason of Section 280G of the Code or that could be subject to Section 4999 of the Code, except in each case with respect to persons as to whom approval has been or will be solicited pursuant to Section 6.2. The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for a tax “gross-up” to any Person.

(u) Schedule 3.10(u) to the Disclosure Schedule contains a complete and accurate list of all “nonqualified deferred compensation plans” (within the meaning of

Section 409A of the Code) to which the Company or any of its Subsidiaries is a party. Each such nonqualified deferred compensation plan to which the Company or any of its Subsidiaries is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code by its terms and has been operated in accordance with such requirements. No event has occurred with respect to the Company or any of its Subsidiaries that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.

3.11 Property.

(a) Neither the Company nor any of its Subsidiaries currently owns or has ever owned any real property.

(b) The Company and each of its Subsidiaries has good and marketable title to, or, in the case of leases of properties and assets, a valid leasehold interest in, all properties and assets (whether real, personal, tangible or intangible) necessary to conduct the business and operations of the Company and its Subsidiaries as currently conducted, and none of such properties or assets is subject to any Security Interest.

(c) Schedule 3.11(c) of the Disclosure Schedule contains a complete and accurate list of all of the existing leases, subleases, licenses, or other agreements (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Leased Premises”) as of the date hereof. The Company has made available to Parent true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto and all agreements in connection therewith, including all work letters, improvement agreements, estoppel certificates, subordination agreements, and guarantees). The Closing will not affect the enforceability against any Person of any material Real Property Lease or any rights of the Company or any of its Subsidiaries thereunder or otherwise with respect to any material Leased Premises, including the right to the continued use and possession of such Leased Premises for the conduct of business as presently conducted.

(d) The Real Property Leases are each in full force and effect and neither the Company nor any of its Subsidiaries are in material breach of or material default under, nor have they received written notice of any material breach of or material default under any Real Property Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by the Company, any of its Subsidiaries or any other party thereto. Neither the Company nor any of its Subsidiaries have transferred or assigned any interest in any Real Property Lease, nor have they subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any other person or entity. The Company or one of its Subsidiaries currently occupies all of the Leased Premises for the operation of its business and there is no other person or entity with a right to occupy the Leased Premises. The Leased Premises and the personal property owned or leased by the Company or any of its Subsidiaries are in good operating condition and repair and free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are being used in all material respects. The operations of the Company and each of its Subsidiaries does not, nor to the Company’s Knowledge, does any Leased Premises violate in any material respect any applicable building code, zoning requirement or other law relating to such property or operations thereon.

3.12 Contracts. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, subject to or otherwise bound by:

(a) any Contract or series of related Contracts pursuant to which the Company or any of its Subsidiaries has made aggregate expenditures or payments in excess of $50,000 in the past twelve (12) months and for which the Company or any of its Subsidiaries has ongoing obligations or rights thereunder;

(b) any Contract for the purchase of equipment in excess of $100,000;

(c) any Contract (other than a Contract entered in the ordinary course of business consistent with past practice) that expires more than one year after the date of this Agreement ;

(d) any Contract for distribution of Company products between the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, wherein or whereby the Company or any of its Subsidiaries have agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guarantee or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property of any Person other than the Company or any of its Subsidiaries and under which the Company’s or its Subsidiaries’ liability for such obligation is not capped at a particular dollar amount;

(e) any distributor, reseller or similar Contract under which the Company does not have the right to terminate without penalty on less than 90 days’ notice;

(f) any Contract with any current or former stockholder, employee, officer or director of the Company, or any “affiliate” or “associate” of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act) (any of the foregoing, a “Related Party”), including any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, or from, any Related Party, other than Contracts with customers, distributors or resellers;

(g) any Contract limiting the freedom of the Company or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Company Intellectual Property, or any Contract under which the Company or any Subsidiary grants most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(h) all licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company Intellectual Property, other than Contracts with customers, distributors or resellers for Company products;

(i) other than “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with or used in the development or provision of the Company products that have an individual acquisition cost of $25,000 or less, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Intellectual Property of a third party (other than a nondisclosure or confidentiality Contract );

(j) all licenses, sublicenses and other Contracts pursuant to which the Company or any of its Subsidiaries has agreed to any restriction on the right of the Company or any of its Subsidiaries to use or enforce any Company Intellectual Property or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company Intellectual Property;

(k) any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary;

(l) any trust, loan agreement, indenture, note, bond, debenture or any other document or Contract evidencing Indebtedness to any Person, any capitalized lease obligation, or any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the obligations or Liabilities of any other Person;

(m) any Contract for the disposition of any material portion of the assets or business (whether by merger, sale of stock, sale of assets or otherwise) of the Company or any of its Subsidiaries;

(n) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(o) any Contract concerning a joint venture, joint development or other similar arrangement with one or more Persons;

(p) any hedging, futures, options or other derivative Contract;

(q) any Contract creating any obligation with respect to the payment of any severance, retention, bonus, success, change of control or other similar payment to any Person, the payment or acceleration of which is triggered by the Company entering into this Agreement, or the consummation of any of the transactions contemplated hereby or any subsequent transactions or events;

(r) any Contract for the employment of any director, officer, employee or consultant of the Company or any of its Subsidiaries or any other type of Contract with any officer, employee or consultant of the Company or any Subsidiary that is not immediately terminable by the Company or such Subsidiary without cost or Liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(s) any Contract under which the Company or any of its Subsidiaries has sold any products or provided any services pursuant to which the Company or any of its Subsidiaries has received aggregate payments in excess of $100,000 since March 21, 2007;

(t) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(u) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company or any of its Subsidiaries, in connection with this Agreement and the transactions contemplated hereby;

(v) any settlement agreement;

(w) any Real Property Lease; or

(x) any other agreement not listed in clauses (a)–(w) of this Section 3.12, inclusive, that is otherwise material to the business of the Company and its Subsidiaries.

(y) True and complete copies of each of the Material Contracts (including all amendments thereto) have been made available to Parent. Each Contract set forth in Schedule 3.12 (or required to be so disclosed therein, whether or not actually disclosed therein) (each, a “Material Contract” and collectively, the “Material Contracts”) is a valid and binding agreement of the Company and is in full force and effect in accordance with its terms. The Company is not in material default or breach under the terms of any of the Material Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the Merger or any other transactions contemplated by this Agreement give rise to any such material default or breach and (iii) to the Company’s Knowledge, (A) no other party to any such Material Contracts is in material default or breach of such Contracts, and (B) no event has occurred that with notice or the passage of time would constitute a material default or breach thereunder by the Company or would permit the modification or premature termination of any such Material Contracts by any other party thereto.

3.13 Benefit Plans.

(a) For purposes of this Agreement, the term “Company Employee Plan” or “Plan” means any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), any bonus, profit sharing, compensation, pension, retirement, “401(k),” “SERP,” severance, savings, deferred compensation, fringe benefit, insurance, post-retirement health or welfare benefit, life, stock option, stock purchase, restricted stock, equity compensation, stock appreciation right, restricted stock unit, tuition refund, service award, company car or car allowance, scholarship, housing or living allowance, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, paid time off, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practices, retention, change in control, non-competition, or other similar plan, agreement, policy, trust fund or arrangement and any plan subject to Sections 125, 127, 129, 137 or 423 of the Code, currently maintained, sponsored or contributed to by the Company, any Subsidiary of the Company, other Person under common control with the Company or any of its Subsidiaries within the meaning of 414(b), (e), (m) or (o) of the Code and the regulations promulgated thereunder (an “ERISA Affiliate”) or to which the Company or any ERISA Affiliate is a party. Schedule 3.13(a) of the Disclosure Schedule contains a complete and accurate list of all Plans and Employee Agreements as of the date of this Agreement, and the Company has made available to Parent a complete copy of each Plan as well as, if applicable, a copy of each trust or other funding arrangement, each summary plan description and summary of material modifications, and the most recent determination letter received from the IRS, if any. The Company has made available to Parent true and complete copies of all Form 5500 Series annual reports for each Plan since March 21, 2007, together with all schedules, attachments, and related opinions and copies of any correspondence from or to the IRS, the Department of Labor or other U.S. government department or agency relating to an audit or penalty assessment with respect to any Plan or relating to requested relief from any Liability or penalty relating to any Plan.

(b) Each Plan and each funding vehicle related to such Plan is currently in material compliance in all material respects with, and has been administered and operated in compliance with, its terms and all applicable statutes, orders, rules and regulations. Each Plan which is intended to be a “qualified plan” as described in Section 401(a) of the Code has been determined by the IRS to so qualify and such plan has received an opinion, advisory or determination letter stating that such plan is qualified, and there are no facts that might adversely affect such qualification.

(c) Neither the Company nor its ERISA Affiliates maintains, sponsors or contributes to any Plan subject to Title IV of ERISA or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), nor have they incurred any Liability, including withdrawal Liability, with respect to any such Plan.

(d) The Company and each ERISA Affiliate have made or will accrue prior to the Closing Date all payments and contributions (including insurance premiums) due and payable to each Plan as and when required to be made under the terms of such Plan.

(e) With respect to all Plans and related trusts, there are no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that have occurred which could subject any Plan, related trust or party dealing with any such Plan or related trust to any material tax or penalty on prohibited transactions imposed by Section 502 of ERISA or Sections 4975 through 4980 of the Code.

(f) There are no actions, suits, arbitrations or claims (other than routine claims for benefits by employees of the Company or any ERISA Affiliate, beneficiaries or dependents of such employees arising in the normal course of operation of a Plan) pending, or to the Knowledge of the Company, threatened, with respect to any Plan or any fiduciary or sponsor of a Plan with respect to their duties under such Plan or the assets of any trust under any such Plan.

(g) The Company does not have any obligations under any Plan to provide post-retirement or post employment benefits (including disability, health, and life, or death benefits) to any employee or any former employee of the Company other than as required by COBRA or applicable state law.

(h) Neither the negotiation or execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation, golden parachute, bonus or any other payment, except as expressly provided in this Agreement, or (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any of its Subsidiaries under any Plan, (iii) accelerate the time of payment or vesting (other than as required under Section 411(d)(2) of the Code), or increase the amount of compensation due any such employee or officer or (iv) result in forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person. Schedule 3.13(h) of the Disclosure Schedule contains a complete and accurate list of all Change in Control Payments.

(i) Schedule 3.13(i) of the Disclosure Schedule contains a complete and accurate list of each Plan maintained or contributed to by the Company under the law or applicable custom or rule of the relevant jurisdiction outside of the U.S. (each such plan, a “Foreign Plan”). With respect to each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) all material contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Balance Sheet, (iii) the Company and each ERISA Affiliate have materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Legal Requirements, (v) to the Knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any Liability with respect to such Foreign Plan, and (vii) except as required by applicable Legal Requirements, no condition exists that would prevent the Company from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Balance Sheet and any normal and reasonable expenses typically incurred in a termination event). No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

3.14 Intellectual Property.

(a) Schedule 3.14(a) of the Disclosure Schedule contains a complete and accurate list of the following Intellectual Property owned by the Company or any of its Subsidiaries as of the date of this Agreement (including the jurisdiction in which each such item of Intellectual Property has been registered or filed and the applicable registration, application or serial number or similar identifier):

(i) all patents and pending patent applications;

(ii) all trademark registrations and pending trademark applications;

(iii) all Internet domain name registrations; and

(iv) all copyright registrations and pending copyright applications (the Intellectual Property referred to in the preceding clauses (i) – (iv), inclusive, being collectively referred to herein as “Company Registered Intellectual Property”).

(b) At the time the application was made, neither the Company nor any of its Subsidiaries have knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise adversely affect the enforceability of any Company Registered Intellectual Property.

(c) The Company is the sole and exclusive beneficial and record owner of all Company Registered Intellectual Property.

(d) All Company Registered Intellectual Property has not expired or been cancelled or abandoned and is valid, subsisting, in full force and effect (each except with respect to applications). All necessary registration, maintenance and renewal fees due as of the date of this Agreement have been paid, and all necessary documents and certificates in connection with such Company Registered Intellectual Property required to be filed by the date of this Agreement have been filed with the relevant patent, copyright, trademark or other equivalent authorities in the U.S. or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining such Company Registered Intellectual Property.

(e) Other than office actions or similar actions arising in the ordinary course of prosecution of Company Registered Intellectual Property, there is no pending (and at no time within the two years prior to the date of this Agreement has there been pending any) Action before any court, government agency or arbitral tribunal in any jurisdiction challenging the use, ownership, validity, enforceability or registerability of any Company Registered Intellectual Property, nor has the Company received written notice threatening any such Action. The Company is not a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders in each case resulting from Actions which permit third parties to use any Company Registered Intellectual Property.

(f) The Company owns, or has valid rights to use all of the Intellectual Property used or held for use in, or necessary to conduct, the business of the Company and its Subsidiaries, as currently conducted by the Company. To the extent that any patents would be infringed by the conduct of the business of the Company and its Subsidiaries, as currently conducted, including the manufacture, use, sale or import of any Proprietary Products, the Company or its Subsidiaries are the exclusive owner of such patents or have, or prior to the Closing Date will have, secured appropriate rights from the owner through license or other agreement.

(g) The conduct of the business of the Company and its Subsidiaries as previously conducted, as currently conducted did not and does not infringe, dilute, misappropriate, or otherwise violate any Intellectual Property Right or other proprietary right owned by any third party, or constitute unfair competition or trade practices under the laws of any jurisdiction where such business is conducted.

(h) There is no pending (and at no time within the two years prior to the date of this Agreement has there been pending or threatened in writing any) Action against the Company or any of its Subsidiaries alleging that the conduct of the business of the Company or any of its Subsidiaries infringes, dilutes, misappropriates, or otherwise violates or constitutes the unauthorized use of the Intellectual Property or Intellectual Property Rights of any third party (nor does the Company have Knowledge of any basis therefor), nor, during the two years prior to the date of this Agreement, has the Company received written notice threatening any such Action (nor, to the Company’s Knowledge, any threat not in writing that is reasonably likely to result in any such Action). Neither the Company nor any of its Subsidiaries is a party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order, in each case, resulting from any Action against the Company or any of its Subsidiaries which (i) restricts the rights of the Company or any of its Subsidiaries to use any Intellectual Property, (ii) restricts the business of the

Company or any of its Subsidiaries in order to accommodate a third party’s Intellectual Property Right or (iii) requires any future payment by the Company or any of its Subsidiaries. There are no Contracts between the Company or any of its Subsidiaries and any third party with respect to the Intellectual Property or Intellectual Property Rights under which there is any pending or threatened unresolved material dispute regarding the scope of such Contract or performance under such Contract, including with respect to any payments to be made or received by the Company and its Subsidiaries thereunder.

(i) To the Company’s Knowledge, no third party is infringing, diluting, misappropriating, or otherwise violating or engaged in the unauthorized use of any Intellectual Property or Intellectual Property Rights owned by, purported to be owned by the Company or any of its Subsidiaries (“Company Intellectual Property”), and no actions, suits, claims or proceedings have been brought against any third party by the Company alleging that a third party is infringing, diluting, misappropriating, or otherwise violating or engaged in the unauthorized use of any Company Intellectual Property.

(j) All Company Intellectual Property will be fully transferable, alienable or licensable by the Company after the Closing without restriction and without payment of any kind to any third party (other than ongoing fees, royalties or other payments set forth on Schedule 3.14(j) of the Disclosure Schedule which the Company would otherwise be require to pay with respect to such Company Intellectual Property and other than registration, maintenance and renewal fees).

(k) The Company and each of its Subsidiaries has taken commercially reasonable steps to obtain, maintain and protect the Company Intellectual Property, including requiring each current and former employee of the Company or any of its Subsidiaries who has made material contributions to the development of any Proprietary Product for the Company or any of its Subsidiaries to execute a Proprietary Information and Inventions Agreement (in each case, which agreement does not materially differ in form or substance from the Company’s standard form which has been provided by Company to Parent) under which such employee has not retained and does not have any rights or licenses with respect to the Company Intellectual Property, other than those rights which cannot be assigned as a matter of law. Other than under a confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, there has been no disclosure to any third party of material confidential information or Trade Secrets of the Company which the Company intends to maintain as confidential related to any proprietary product, technology or service currently being marketed, sold, licensed or developed by the Company or any of its Subsidiaries or that is under development by the Company or any of its Subsidiaries and currently included on the Company’s product roadmap for general, commercial release within six (6) months after the date of this Agreement that in each case is material to the Company’s business as currently conducted or as currently proposed to be conducted (each such product, a “Proprietary Product”). All consultants and independent contractors directly engaged by the Company or any of its Subsidiaries who have made contributions to the development of any Proprietary Product (including all consultants and independent contractors who have designed, written, tested or worked on any software source code contained in any Proprietary Product) have entered into a work-made-for-hire agreement or have otherwise assigned to the Company (or a third party that has assigned its rights in such Intellectual Property or Proprietary Product to the Company) all of their right, title and interest (other than moral rights and other rights which cannot be assigned as a matter of law, if any) in and to the portions of such Intellectual Property or Proprietary Product developed by them in the course of their work for the Company. Assignments of the patents, patent applications, copyrights and copyright applications listed in Schedule 3.14(a) of the Disclosure Schedule to the Company have been duly executed and filed with the U.S. Patent and Trademark Office or Copyright Office, or any equivalent foreign authority, as applicable.

Assignments of trademark registrations and pending trademark applications listed in Schedule 3.14(a) and acquired from any third party have been duly executed and filed with the U.S. Patent and Trademark Office or foreign trademark authority, as applicable.

(l) Neither the Company nor any of its Subsidiaries has granted (other than to employees or consultants or independent contractors of the Company under Proprietary Information and Inventions Agreements or written confidentiality agreements, as applicable) nor is the Company or any of its Subsidiaries obligated to grant access or a license to any of the source code of the Company or any of its Subsidiaries for any Proprietary Product (including in any such case any conditional right to access or under which the Company has established any escrow arrangement for the storage and conditional release of any of its source code for any Proprietary Product), other than any Open Source Software incorporated therein and other than any Proprietary Products generally available in source code form set forth on Schedule 3.14(l) of the Disclosure Schedule. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not cause a release of any source code of any Proprietary Product, other than Open Source Software or source code generally provided by the Company or any of its Subsidiaries set forth on Schedule 3.14(l) of the Disclosure Schedule, owned by the Company or any of its Subsidiaries or the grant of incremental rights to a Person with regard to such source code.

(m) Schedule 3.14(m) of the Disclosure Schedule accurately identifies and describes (i) each item of Non-Proprietary Software that is contained in, forms part of, is distributed with, interfaces with, or is used in the development of any Proprietary Product or from which any part of any Proprietary Product is derived, and each item of Non-Proprietary Software that is, is contained in or forms a part of, a product that is not a Proprietary Product, (ii) the applicable license terms for each such item of Non-Proprietary Software, (iii) the Proprietary Product(s) to which each such item of Non-Proprietary Software relates, if any, and (iv) a description of the manner in which such Non-Proprietary Software is used, modified, and/or distributed by the Company or any of its Subsidiaries, including the function such software serves in any Proprietary Products and, in technical terms, how such software is combined with any Proprietary Products.

(n) None of the Proprietary Products is subject to the provisions of any Open Source Software license or similar Contract which (i) requires or conditions the use or distribution of such Proprietary Product on (A) any requirement to license such Proprietary Product or any portion thereof for the purpose of making modifications or derivative works, other than any Open Source Software incorporated therein, (B) any requirement to distribute such Proprietary Product or any portion thereof without charge, other than any Open Source Software incorporated therein, (C) the disclosure, licensing or distribution of any source code of any Proprietary Product, or (D) except as specifically permitted by law, permitting any Person to decompile, disassemble, or otherwise reverse-engineer any Proprietary Product, in each case, other than any Open Source Software incorporated therein; or (ii) otherwise requires a limitation, restriction or condition on the right of the Company to distribute any Company Intellectual Property that is a portion of a Proprietary Product. For purposes of this Agreement, Open Source Software” means any computer software or software component (i) for which copyright is not wholly attributed or assigned to the Company (ii) that is made publically available in source code or human readable form, under (A) any license approved by the Open Source Initiative (as set forth in www.opensource.org), or (B) any similar licensing or distribution terms Open Source Software includes any software or software component that is licensed under any version of the GNU General Public License (GPL), the GNU Library/Lesser General Public License (LGPL), the Mozilla Public License (MPL), the Common Public License (CPL), the Apache License, the BSD

license (or its variants), the Artistic License, the Netscape Public License (NPL), the Eclipse Public License, the Open Software License, the Sleepycat License, or the Common Development and Distribution License (CDDL).

(o) Neither the execution of this Agreement nor the consummation by the Company of the transactions contemplated by this Agreement will cause any violation, loss or impairment of ownership by the Company or any of its Subsidiaries of, or the right of any of them to use, or payment of any additional amounts (other than ongoing fees, royalties or other payments under existing agreements) with respect to any Intellectual Property or Intellectual Property Right, nor require the consent of any Governmental Authority or third party with respect to any such Intellectual Property or Intellectual Property Right. Neither the Company nor any of its Subsidiaries is a party to any Contract under which a third party would have or would be entitled to receive a license or any other right to any Intellectual Property or Intellectual Property Right of Parent or any of Parent’s affiliates (other than licenses or rights already granted by the Company and any of its Subsidiaries) caused by the execution of this Agreement or the consummation of the transactions contemplated by this Agreement nor would the consummation of such transactions result in the amendment or alteration of any such license or other right which exists on the date of this Agreement.

(p) Other than (i) written non-disclosure agreements and (ii) non-exclusive licenses and related agreements (including software and maintenance and support agreements) of current Proprietary Products to end-users. Schedule 3.14(p) of the Disclosure Schedule contains a complete and accurate list of all Contracts related to Company Intellectual Property to which the Company is a party and which might result in payments by or to the Company in excess of $250,000 in any fiscal quarter since the quarter beginning May 1, 2008. To the Company’s Knowledge, all Contracts providing for the license or other use of Company Intellectual Property that are material to the business of the Company are in full force and effect, and enforceable in accordance with their terms. Neither the Company nor any of its Subsidiaries has assigned to any third party rights in any Intellectual Property or Intellectual Property Right that is or was Company Intellectual Property, and has not granted any exclusive rights in any Company Intellectual Property to any third party.

(q) No government funding, facilities of a university, college, other educational institution or research center was used by the Company or any of its Subsidiaries in the development of any Company Intellectual Property. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(r) The Company has provided to Parent all documentation relating to the testing process for each Proprietary Product and a complete and accurate list, as of the date of this Agreement, of all known bugs, defects, and errors in each version of the Proprietary Products that has been commercially released as of the date of this Agreement.

(s) The Company and each of its Subsidiaries has complied in all material respects with all applicable Legal Requirements relating to their collection and use of personally identifiable information, and the Company and each of its Subsidiaries has complied in all material respects with its respective internal privacy policies and guidelines, if any, relating to privacy, data protection, and the processing, sharing, collection, storage or use of personally identifiable information. The Company and each of its Subsidiaries takes reasonable measures to ensure that such personally identifiable information is protected against unauthorized access, use, modification, and other misuse. True copies of the privacy policies and guidelines of the Company and each of its Subsidiaries in effect as of the date of this Agreement have been provided by the Company to Parent and the Company and each of its Subsidiaries has at all times made all disclosure to users or customers required by applicable laws and none of such disclosures have been inaccurate in any material respect or materially misleading or deceptive or in violation of any applicable laws. During the two years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received a complaint regarding the Company’s or any of its Subsidiaries’ collection, use or disclosure of personally identifiable information.

(t) The Company and each of its Subsidiaries is, and has at all times been, in compliance in all respects with applicable provisions of United States export and import control laws and regulations related to the export or transfer of commodities, software and technology, including, without limitation, the Export Administration Regulations (15 C.F.R. §§ 730-774); the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130); the Foreign Assets Control Regulations (31 C.F.R. §§ 500-598); and the Customs Regulations (19 C.F.R. §§ 1-357). Schedule 3.14(t) of the Disclosure Schedule contains a complete and accurate list of export classifications and export licenses for the Company’s products.

(u) Neither the Company nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate any of the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company Intellectual Property.

(v) The Company and its Subsidiaries have not transferred ownership of, or granted any license of or right to use, or authorized the retention, in each case, of any exclusive rights to use or joint ownership of any Company Intellectual Property to any other Person.

(w) Each item of Company Intellectual Property, including all Company Registered Intellectual Property listed in Schedule 3.14(a) of the Disclosure Schedule is free and clear of any Security Interests.

(x) Schedule 3.14(x) of the Disclosure Schedule contains a complete and accurate list of all Contracts for distribution of Company products between the Company or any of its Subsidiaries, on the one hand, and any other person, on the other hand, wherein or whereby the Company or any of its Subsidiaries have agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other person of the Intellectual Property of any person other than the Company or its Subsidiary and under which the Company’s or its Subsidiaries’ liability for such obligation is not capped at a particular dollar amount.

(y) Schedule 3.14(y) of the Disclosure Schedule contains a complete and accurate list of all products sold or marketed by the Company by name and version number.

3.15 Government Funding. Neither the Company nor any of its Subsidiaries has applied for or received any financial assistance from any supranational, national, local or foreign authority or government agency.

3.16 Insurance. Schedule 3.16 of the Disclosure Schedule contains a complete and accurate list as of the date hereof of all insurance policies maintained by or on behalf of the Company and each of its Subsidiaries. Such list includes the type of policy, form of coverage, policy number and insurer, coverage dates, named insured, limit of liability. True and complete summaries of each listed policy have been made available to Parent. Such policies are in full force and effect and each of its Subsidiaries has complied in all material respects with the provisions of such policies.

3.17 Personnel.

(a) None of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service (or constructive termination or other change) in connection therewith or subsequent thereto will, individually or together with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person.

(b) The Company and each of its Subsidiaries is in compliance in all material respects with all Legal Requirements respecting employment, discrimination in employment, fair employment practices, equal employment, terms and conditions of employment, meal and rest periods, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including overtime wages), compensation and hours of work, and occupational safety and health and employment practices, and is not engaged in any unfair labor practice within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries has engaged any employee whose employment would require special licenses or permits. The Company or any of its Subsidiaries has, in all material respects, withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company or any of its Subsidiaries has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to be paid to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). To the Company’s Knowledge, there are no unwritten policies or customs that, by extension, could entitle employees of the Company or any Subsidiary of the Company to benefits in addition to those to which they are entitled pursuant to applicable Legal Requirements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required). Neither the Company nor any of its Subsidiaries has engaged any consultants, sub-contractors or freelancers who, according to applicable Legal Requirements, would be entitled to the rights of an employee vis-à-vis the Company or such Subsidiary, including rights to severance pay, vacation, and other employee-related statutory benefits. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Government Authority. There are no material controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees or other service providers, which controversies have or have threatened to result in an action, arbitration, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.

(c) Schedule 3.17(c) of the Disclosure Schedule contains a complete and accurate list as of the Closing Date of all severance Contracts, employment Contracts and Contracts providing for any Change in Control Payment to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. Except for the foregoing, neither the Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Company has established a reserve for such amount on the Balance Sheet or (ii) pursuant to Contracts entered into after the date of the Balance Sheet and disclosed on Schedule 3.17(c) of the Disclosure Schedule.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union Contract (including any Contract or agreement with any works council, trade union, or other labor-relations entity) with respect to any employee or other service provider, and no such collective bargaining agreement or other union Contract is being negotiated by the Company or any of its Subsidiaries. There is no known pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any employee or other service provider of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any Knowledge of any activities or proceedings of any labor union to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries. The consummation of the transactions contemplated by this Agreement will not entitle any Person (including any works council, trade union or other labor-relations entity) to any payments under any Labor Agreement or require the Company or any Seller to consult with, provide notice to, or obtain the consent or opinion of, any union, works council, or similar labor relations entity. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective representatives or employees, has committed any material unfair labor practice within the meaning of the National Labor Relations Act in connection with the operation of the respective businesses of the Company or any of its Subsidiaries, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Authority pending or to the Knowledge of the Company, threatened.

(e) The Company has made available to Parent a true, correct and complete list of the names, positions and rates of compensation of all current officers, directors, and employees of the Company and each of its Subsidiaries, showing each such person’s name, position, place of employment, date of hire, annual remuneration (including commission and bonus opportunity), status as exempt/non-exempt and fringe benefits for the current fiscal year, as of the date hereof. The Company has made available to Parent the additional following information for each of its international employees: city/country of employment, date of hire, manager’s name and work location, as of the date hereof.

(f) The Company has made available to Parent a true, correct and complete list of all current consultants, advisory board members, seconded workers, and independent contractors and for each the initial hire date or date of the engagement, a description of the remuneration arrangements applicable to each, a brief description of the services provided, and the specific entity for whom they provide services.

(g) The Company and each of its Subsidiaries is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past year, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any state, local or foreign law or regulation similar to the WARN Act. Neither the Company nor any of its Subsidiaries has caused any of its respective employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the Closing Date. No termination prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state, local or foreign law.

3.18 Litigation. There is no (a) Action pending, or to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries, any of the properties of the Company or any of its Subsidiaries, or the Merger or the other transactions contemplated hereby, (b) governmental inquiry or investigation pending or, to the Company’s Knowledge, threatened in writing against the Company, any of its Subsidiaries, or any of their respective properties (including any inquiry as to the qualification of the Company or any of its Subsidiaries to hold or receive any license or Permit) or (c) to the Company’s Knowledge, any Actions pending or threatened in writing against any Related Party in connection with the business of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon the Company or any of its Subsidiaries. There is no action or suit by the Company or any of its Subsidiaries pending or threatened against any other Person.

3.19 Environmental Matters.

(a) For all purposes of and under this Agreement, (i) the term “Environmental Laws” shall mean any Legal Requirement (whether domestic or foreign) relating to (x) releases or threatened release of Hazardous Substances, (y) pollution or protection of employee health or safety, public health or the environment or (z) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances, and (ii) the term “Hazardous Substance” shall mean any chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof.

(b) (i) The Company and each of its Subsidiaries is and has been in compliance with all Environmental Laws in all material respects; (ii) neither the Company nor any of its Subsidiaries has received any notice of any noncompliance of its past or present operations with Environmental Laws; (iii) no notices, administrative actions or suits are pending or to the Company’s Knowledge threatened relating to an actual or alleged violation of any applicable Environmental Law by the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances, distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances, arranged for the disposal, discharge, storage or release of any Hazardous Substances, or, to the Company’s Knowledge, exposed any employee or other individual to any Hazardous Substances so as to give rise to any liability or corrective or remedial obligation under any Environmental Law; (v) to the Company’s Knowledge, there has been no release or threatened release of any Hazardous Substance on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any of its Subsidiaries; (vi) there have been no Hazardous Substances generated by the Company or any of its Subsidiaries that have been disposed of, or come to rest at, any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the U.S.; (vii) to the Company’s Knowledge, there are no underground storage tanks located on, asbestos containing materials located at, or any polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on any site owned, leased or otherwise used by the Company or any of its Subsidiaries; (viii) neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Environmental Law or the Hazardous Substance related activities of the Company, any of its Subsidiaries or any other Person; and (ix) the Company has made available to Parent true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments in the possession of the Company, any its Subsidiaries or any of its representatives or advisors.

3.20 Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries is in compliance in all material respects with, and has complied in all material respects with, and as of the date of this Agreement has not received any written notices of violation with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business (including the keeping of all required registers and timely filing or delivery of all required documents under the provisions of any applicable Legal Requirement). To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is under investigation with respect to, has been threatened to be charged with, nor has been given notice of, any violation of any Legal Requirement.

(b) All Permits (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in their respective properties, or (ii) which are required for the operation of the business of the Company or any of its Subsidiaries as currently conducted or the holding of any such interest, has been issued or granted to the Company or such Subsidiary, and all such Permits are in full force and effect and constitute all Permits required to permit the Company or such Subsidiary to operate or conduct its business as it is currently conducted and hold any interest in its properties or assets. Schedule 3.20(b) of the Disclosure Schedule contains a complete and accurate list of all material Permits necessary to conduct the business of the Company and its Subsidiaries, taken as a whole.

(c) The Company and each of its Subsidiaries has conducted its export transactions in accordance with applicable provisions of the U.S. export control laws and regulations.

(d) Neither the Company nor any of its Subsidiaries (including to the Company’s Knowledge any of their respective officers, directors, agents, employees or other

Person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

3.21 Banking Relationships. Schedule 3.21 of the Disclosure Schedule contains a complete and accurate list of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company or any of its Subsidiaries has an account or a safe deposit box or other arrangement and the names of all Persons authorized to draw on or who have access to such account or safe deposit box or such other arrangement as of the date hereof. On or prior to the Closing Date, the Company will have provided Parent with the account numbers and on-line access to all such accounts. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries.

3.22 Books and Records. Without limiting the foregoing, the Company has made available to Parent or its counsel complete and correct copies of (a) all documents identified on the Disclosure Schedule, (b) the Company Organizational Documents, as currently in effect, (c) the minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Company and each of its Subsidiaries, and (d) permits, orders and material consents issued by any regulatory agency with respect to any securities of the Company and each of its Subsidiaries and all applications for such permits, orders and consents. The minute books of the Company and each of its Subsidiaries made available to Parent contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company or the respective Subsidiary through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects. The books, records and accounts of the Company and each of its Subsidiaries (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company and each of its Subsidiaries, and (iv)  accurately and fairly reflect the basis for the Financial Statements.

3.23 Brokers and Finders. All negotiations relating to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of the Company or any of its affiliates in such manner as to give rise to any valid claim against the Company or Parent for any investment banker, brokerage or finder’s commission, fee or similar compensation.

3.24 Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any shares of Company Capital Stock or other Company Securities, this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

3.25 Certain Relationships and Related Transactions. None of the officers and directors of the Company or any of its Subsidiaries and, to the Knowledge of the Company, none of the employees or stockholders of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any immediate family member of an officer, director, employee or stockholder of the Company or any of its Subsidiaries, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). To the Knowledge of the Company, none of said officers, directors, employees or stockholders or any member of their immediate families, is a party to, or, to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective assets or properties may be bound or affected, other than employment, compensation and benefit arrangements for services as an officer, director or employee thereof or with respect to the ownership of Company Securities. To the Knowledge of the Company, none of said officers, directors, employees, stockholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property Right) that is used in, or that relates to, the business of the Company or any of its Subsidiaries, except for the rights of stockholders under applicable Legal Requirements or Intellectual Property Rights that cannot be assigned as a matter of law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

BY PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company, as of the date hereof and at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall be made only as of such date), as follows:

4.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws, except as would not have a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement.

4.2 Authority. Parent and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by Parent and Merger Sub pursuant hereto and to perform their obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by Parent and Merger Sub pursuant hereto and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub. The Board of Directors of each of Parent and Merger Sub has unanimously determined that this Agreement, the Merger and the other transactions contemplated hereby are desirable and in the best interests of Parent, Merger Sub and their respective stockholders, respectively, has unanimously approved this Agreement, the Escrow Agreement, the Merger and the other transactions contemplated hereby, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, the Escrow Agreement or any certificate or other instrument required to be executed and delivered by Parent or Merger Sub pursuant hereto or to consummate the Merger or any other transactions contemplated hereby or thereby. None of such actions by the Board of Directors of Parent or Merger Sub has been amended, rescinded or modified. Each of this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by Parent or Merger Sub pursuant hereto has been (or will be) duly and validly executed and delivered by Parent or Merger Sub and, assuming the due authorization, execution and delivery by the Company and the Representative, constitutes (or will constitute) a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

4.3 No Conflicts. The execution and delivery of this Agreement, the Escrow Agreement and each certificate and other instrument required to be executed and delivered by Parent and Merger Sub pursuant hereto, the compliance with the provisions of this Agreement, the Escrow Agreement and each certificate or other instrument required to be executed and delivered by Parent and Merger Sub pursuant hereto and the consummation of the Merger and the other transactions contemplated hereby and thereby, will not (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) conflict in any material respect with, result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any material benefit to which Parent or Merger Sub is entitled under, any Contract, Permit, Security Interest or other interest to which Parent or Merger Sub is a party or by which Parent, Merger Sub is bound or to which its assets are subject, (iii) result in the creation or imposition of any Security Interest upon any assets of Parent or Merger Sub, or (iv) violate in any material respect any Legal Requirements applicable to Parent or Merger Sub or any of their respective properties or assets.

4.4 Governmental Filings and Consents. Neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or to obtain any Consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent or Merger Sub of any of the other transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger, (ii) the expiration or early termination of applicable waiting periods and receipt of applicable antitrust clearances under the HSR Act, and (iii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not prevent, materially alter the terms of, or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

4.5 Funds. On the Closing Date, Parent will have sufficient funds to pay the aggregate Final Adjusted Merger Consideration payable in respect of shares of Company Capital Stock in the Merger pursuant to this Agreement.

4.6 Brokers’ and Finders’ Fees. Neither Parent nor Merger Sub has incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the transactions contemplated hereby for which the Company or any Company Securityholder shall have any liability.

ARTICLE 5

CONDUCT PRIOR TO THE EFFECTIVE TIME

During the time period from the date hereof until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Section 9.1, the Company covenants and agrees with Parent as follows:

5.1 Conduct of Business of the Company.

(a) Except as expressly contemplated by this Agreement, as set forth in Schedule 5.1(a) of the Disclosure Schedule, or as Parent shall otherwise consent in writing, the Company shall operate its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due, pay or perform its other obligations when due (subject to the right of Parent to review and approve any Tax Returns in accordance with this Agreement), and, to the extent not inconsistent with such business, use reasonable best efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

(b) Except as expressly contemplated by this Agreement and except with respect to customer agreements entered into, amended, modified or extended in the ordinary course of business consistent with past practice, as set forth in Schedule 5.1(b) of the Disclosure Schedule, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not (and shall cause its Subsidiaries not to):

(i) make any expenditure or enter into any commitment for an expenditure exceeding $100,000 (other than the payment of rent, payroll and interest obligations on Company Debt in the ordinary course of business and consistent with past practices and payments under obligations existing as of the date hereof);

(ii) (A) sell, exclusively license or assign to any Person or enter into any agreement to sell, exclusively license or assign to any Person any rights to any Company Intellectual Property, (B) buy or license any Intellectual Property or Intellectual Property Right of any third party or enter into any agreement buy or license any Intellectual Property or Intellectual Property Right of any third party (other than licenses of Open Source Software not required to be set forth on Schedule 3.14(n) of the Disclosure Schedule and agreements on the Company’s (or its subsidiaries’) standard forms with employees, contractors or other contributors relating to the assignment or license of Intellectual Property or Intellectual Property Right of the Company), (C) license any Proprietary Products to third parties other than in the ordinary course of business, (D) enter into any agreement with respect to the development of any Intellectual Property or Intellectual Property Right on behalf of the Company with a third party (other than agreements with employees, contractors or other contributors relating to the assignment or license of Intellectual Property or Intellectual Property Right of the Company), (E) change pricing or royalties charged by the Company to its customers or licensees, or the pricing or royalties set or charged by Persons who have licensed Intellectual Property or Intellectual Property Right to the Company, or (F) amend the license applicable to any Proprietary Product from which the Company (or its subsidiaries) has recognized any revenue since May 1, 2008 such that the Proprietary Product becomes Open Source Software;

(iii) terminate or extend, or materially amend, waive or modify the terms of, any Material Contract disclosed on the Disclosure Schedule (or agree to do so), or enter into any Contract that would have been required to have been disclosed on Schedule 3.11(c), Schedule 3.12 or Schedule 3.14(o) of the Disclosure Schedule had such Contract been entered into prior to the date hereof;

(iv) engage in or enter into any material transaction or material commitment, or relinquish any material right, outside the ordinary course of the Company’s business consistent with past practice;

(v) enter into or materially amend, waive or modify the terms of any Contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of the Company, other than Open Source Software licenses granted to end-users in the ordinary course of business consistent with past practice;

(vi) commence or settle any litigation, other than to enforce its rights under this Agreement.

(vii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock, or split, combine or reclassify any Company Capital Stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock;

(viii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or options, warrants or other rights exercisable therefor) other than pursuant to the terms of any Stock Restriction Agreement or the recapture of shares of Company Capital Stock in escrow to secure indemnification obligations);

(ix) issue, grant, deliver or sell any shares of Company Capital Stock or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any kind or character obligating it to issue, grant, deliver or sell any such shares or other convertible securities convertible into Company Capital Stock, in each case other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants or the conversion of Company Warrants or shares of Company Preferred Stock;

(x) cause or permit any amendments to its Charter, Bylaws or other equivalent organizational documents;

(xi) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company’s businesses;

(xii) sell, lease or otherwise dispose of any of its material properties or assets, including the sale of any accounts receivable of the Company or grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any owned property or leased property or any part thereof; convey, assign, sublease, license or otherwise transfer all or any material portion of any material amount of owned property or leased property or any interest or rights therein, excluding, in each case, Company Intellectual Property;

(xiii) incur any Indebtedness (other than trade payables in the ordinary course of business consistent with past practices) or guarantee any Indebtedness or issue or sell any debt securities or guarantee any debt securities or other similar obligations of others;

(xiv) grant any loans to others (other than advances to employees for travel and business expenses in the ordinary course of business consistent with past practices) or purchase debt securities of others (other than investments made in the ordinary course of business for money management purposes and consistent with past practice) or amend the terms of any outstanding loan agreement;

(xv) grant any severance or termination pay (in cash or otherwise) to any Employee, including any officer, except payments made pursuant to standard written agreements outstanding on the date hereof and disclosed in the Disclosure Schedule;

(xvi) adopt or amend any Company Employee Plan, enter into any Employee Agreement, pay or agree to pay any special bonus or special remuneration to any director or Employee, or increase or agree to increase the salaries, wage rates, or other compensation or benefits of its Employees except (i) payments made pursuant to written agreements outstanding on the date hereof and disclosed in the Disclosure Schedule and (ii) Employee Agreements entered into with new hires made in the ordinary course of business consistent with past practice whose total annual compensation is less than $100,000 per year, provided, however, that this limit shall increase to $200,000 after September 30, 2009;

(xvii) accelerate the vesting or exercisability of any Company Options or Unvested Company Capital Stock except pursuant to Contracts in effect as of the date hereof;

(xviii) revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves other than in the ordinary course of business and consistent with past practice;

(xix) pay, discharge or satisfy, in an amount in excess of $100,000 any claim, liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Balance Sheet;

(xx) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or file or amend any material Tax Return unless such Tax Return or amended Tax Return has been provided to Parent for review within a reasonable period prior to the due date for filing and Parent has consented to such filing, which consent shall not be unreasonably withheld;

(xxi) enter into or amend any distribution, joint venture, strategic alliance or joint marketing or any similar arrangement or agreement, other than Open Source Software licenses granted in the ordinary course of business consistent with past practice;

(xxii) hire, offer to hire or terminate any employees, or encourage any employees to resign from the Company or the Subsidiary, in each case, other than is contemplated by this Agreement, other than hiring or offering to hire new employees in the ordinary course of business consistent with past practice whose total annual compensation is less than $100,000 per year, provided, however, that this limit shall increase to $200,000 after September 30, 2009;

(xxiii) change the Company’s accounting policies or procedures, including with respect to reserves for doubtful accounts, or payment or collection policies or practices;

(xxiv) engage in any purchase or sale of any interest in real property, grant of any Security Interest in any real property, agreement to lease, sublease, license or otherwise occupy any real property, or any alteration, amendment, modification, violation or termination of any of the terms of any Real Property Lease; or

(xxv) voluntarily take, or agree in writing or otherwise to take, or propose to take, any of the actions described in Section 5.1(b)(i) through Section 5.1(b)(xxiv), inclusive, or any other action that would (A) cause or result in any of its representations and warranties of the Company set forth herein being untrue or incorrect, (B) prevent or materially hinder the Company from performing its covenants hereunder or consummating the Merger or any other transaction contemplated hereby, or (C) delay the consummation of the Merger or any other transaction contemplated hereby.

5.2 No Solicitation.

(a) The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. For all purposes of and under this Agreement, the term “Acquisition Proposal” shall mean any inquiry, offer, proposal or indication of interest (other than this Agreement or any other inquiry, offer, proposal or indication of interest by Parent), or any public announcement of intention to make any inquiry, offer, proposal or indication of interest (including any request for information from the Company or the Company Representatives), contemplating, relating to or otherwise involving in any way any acquisition or license of all or a significant portion of the Company’s businesses, properties, assets or technologies, or any amount of the Company Capital Stock (whether or not outstanding other than pursuant to the exercise or conversion of outstanding Company Securities), whether by stock purchase, asset purchase, merger, consolidation, reorganization, restructuring, license or any other form of transaction or series of transactions.

(b) Neither the Company nor any of its Subsidiaries will, nor will any of them authorize or permit any of their respective officers, directors, affiliates, stockholders or Employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce (or assist in or cooperate with any Person in) the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any discussions, communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or otherwise take any action to facilitate any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any security holders of the Company, (vi) consummate or otherwise effect a transaction providing for any transaction contemplated by an Acquisition Proposal, or (vii) disclose or make available any information not customarily disclosed to any Person concerning the Company’s businesses, properties, assets or technologies, or afford to any Person access to its properties, technologies, books or records.

(c) The Company shall immediately notify Parent orally and in writing after receipt by the Company and/or any Company Representatives of (i) any Acquisition Proposal, (ii) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for information by any Person or Persons (other than Parent) not customarily disclosed to any Person concerning the Company’s businesses, properties, assets or technologies. Such notice shall describe (1) the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer, notice or request, and (2) the identity of the Person or Group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder) making any such Acquisition Proposal, inquiry, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such Acquisition Proposal, inquiry, proposal or offer and any correspondence or communications related thereto and shall provide to Parent a true, correct and complete copy of such Acquisition Proposal, inquiry, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Parent with 72 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to discuss any Acquisition Proposal.

(d) The Company shall be deemed to have breached the terms of this Section 5.2 if any Company Representatives shall take any action, whether in his or her capacity as such or in any other capacity, that is prohibited by this Section 5.2. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 5.2 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Parent may be entitled at law or in equity.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Solicitation of Requisite Stockholder Approval

(a) As soon as practicable following the execution and delivery of this Agreement, the Company shall take all action reasonably necessary in accordance with this Agreement, Delaware Law and the Company Organizational Documents to solicit a Stockholder Written Consent from each Company Stockholder. Promptly following the Company’s receipt of the Requisite Stockholder Approval, but in no event later than five (5) business days after Parent has approved such materials pursuant to this Section 6.1, the Company shall deliver to any Company Stockholder who has not executed a Stockholder Written Consent a notice of approval of the Merger and the adoption of this Agreement by written consent of the Company Stockholders pursuant to the applicable provisions of the DGCL and the Company Organizational Documents, which notice shall constitute the notice to Company Stockholders required by Delaware Law that appraisal rights may be available to Company Stockholders in accordance with the DGCL.

(b) Any materials to be submitted to the Company Stockholders in connection with the Company’s solicitation of the Company Stockholders described above or notices with respect to appraisal rights (the “Soliciting Materials”) shall be subject to review and approval by Parent (which approval shall not be unreasonably withheld or delayed) and shall include information regarding the Company, the terms of the Merger, the Agreement of Merger, this Agreement and the unanimous recommendation of the Board of Directors of the Company in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby. All Soliciting Materials shall include the unanimous recommendation of the Board of Directors of the Company that all Company Stockholders consent to the adoption of this Agreement and approve the Merger and the other transactions contemplated hereby. Neither the Board of Directors of the Company nor any committee thereof shall withhold, withdraw, amend or modify, or propose to withhold, withdraw, amend or modify, such unanimous recommendation. The Company shall promptly advise Parent in writing if at any time prior to the Closing, the Company shall obtain Knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable law. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Soliciting Materials any information with respect to Parent or its affiliates which has not been consented to in writing by Parent prior to such inclusion (which consent shall not be unreasonably withheld or delayed), except as required pursuant to applicable law.

6.2 Solicitation of 280G Approval.

(a) Promptly following the execution of this Agreement, but in no event later than five (5) business days after the date Parent has approved such materials pursuant to Section 6.1, the Company shall use its reasonable best efforts to obtain from each Person, if any, who might receive any payments and/or benefits that may be nondeductible under Section 280G of the Code in connection with the consummation of the Merger a duly executed waiver (the “280G Waiver”) of the Potential Parachute Payment (as defined below) and (ii) submit each such Potential Parachute Payment to the Company Stockholders for approval (in a manner satisfactory to Parent) by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, such that all such payments and/or benefits shall not be nondeductible as a result of Section 280G of the Code, and, if applicable, prior to the Effective Time the Company shall deliver to Parent evidence satisfactory to Parent (x) that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder, and, if applicable, the requisite Company Stockholder approval was obtained with respect to any Potential Parachute Payment that were made subject to the Company Stockholder vote (the “280G Approval”), or (y) that the 280G Approval was not obtained and as a consequence, that such Potential Parachute Payment shall not be made or provided, pursuant to the waivers of those Potential 280G Benefits which were executed by the affected Persons following the execution of this Agreement. For the purposes of this Agreement, “Potential Parachute Payment” shall mean the portion of any Person’s payments and/or benefits in connection with the consummation of the Merger that is in excess of 2.99 times such Person’s “Base Amount” (within the meaning of Section 280G(b)(3) of the Code).

(b) Any materials to be submitted to the Company Stockholders in connection with the Company’s solicitation of the 280G Approval (the “280G Soliciting Materials”) shall be subject to review and approval by Parent (which approval shall not be unreasonably withheld, conditioned or delayed). The Company will promptly advise Parent in writing if at any time prior to the Closing, the Company shall obtain Knowledge of any facts that might make it necessary or appropriate to amend or supplement the 280G Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable law. Anything to the contrary contained herein notwithstanding, the Company shall not include in the 280G Soliciting Materials any information with respect to Parent or its affiliates or associates, the form and content of which shall not have been consented to in writing by Parent (which approval shall not be unreasonably withheld, conditioned or delayed) prior to such inclusion, except as required pursuant to applicable law.

6.3 Commercially Reasonable Efforts to Complete; Third Party Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions set forth in ARTICLE 7 and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 6.3(a), the Company shall use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contracts to which the Company is a party as are required in connection with the Merger in order to ensure that all such Contracts remain in full force and effect from and after the Effective Time in accordance with their respective terms and to preserve all rights of, and benefits to, Parent and the Surviving Corporation under such Contracts from and after the Effective Time, including the consents set forth on Schedule 3.5 of the Disclosure Schedule. All such consents, waivers and approvals shall be in a form and substance reasonably acceptable to Parent. In the event that the other parties to any such Contract, including any lessor or licensor of any Real Property Leases, conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon or otherwise required in response to a notice or consent request relating to this Agreement, the payment of a material consent fee, “profit sharing” payment or other consideration, including materially increased rent payments or other payments under the Contract or the provision of material additional security (including a guaranty), the Company shall not make or commit to make any such payment or provide any such consideration without Parent’s prior written consent.

6.4 Regulatory Approvals.

(a) In furtherance and not in limitation of the terms of Section 6.3, each of the Company, any of its Subsidiaries and Parent shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, that may be reasonably required, or that Parent may reasonably request, in connection with the consummation of the transactions contemplated hereby. Each of the Company and Parent shall use its reasonable best efforts to obtain all such authorizations, approvals and consents. To the extent permitted by applicable law, each of the Company and Parent shall promptly inform the other of any material communication between the Company or Parent (as applicable) and any Governmental Authority regarding the transactions contemplated hereby. If the Company or Parent or any affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company or Parent (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Each of the Company and Parent shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other.

(b) Without limiting the generality or effect of Section 6.4(a), each of the Company and Parent shall, as soon as practicable (and in event within seven (7) calendar days after the date hereof), make any initial filings required under the HSR Act in connection with the Merger and the other transactions contemplated by this Agreement. To the extent permitted by applicable law, the parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act. Each of the Company and Parent shall use its reasonable best efforts to take such actions as may be required to cause the expiration of the notice periods under any HSR Act with respect to the transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement.

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, it is expressly understood and agreed that neither Parent nor the Company shall have any obligation to litigate any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement, and Parent shall not be required to agree to any license, sale or other disposition or holding separate (through the establishment of a trust or otherwise), of shares of capital stock or of any business, assets or property of Parent, or of the Company or its affiliates, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

6.5 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be expected to result in any of the conditions to closing set forth in ARTICLE 7 not being satisfied at or prior to the Effective Time, and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(b) Parent shall give prompt notice to the Company of (x) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would be reasonably expected to result in any of the conditions to closing set forth in ARTICLE 7 not being satisfied at or prior to the Effective Time, and (y) any failure of Parent or Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(c) The delivery of any notice pursuant to this Section 6.5 shall not (i) limit or otherwise affect any remedies otherwise available to Parent or the Company, as applicable, or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by the Company pursuant to this Section 6.5 shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein, the Disclosure Schedule or the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with the terms and conditions hereof, or limit any right to indemnification provided herein.

6.6 Access to Information. During the period from the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during Company’s normal business hours to (i) all of the Company’s properties, books, Contracts, commitments and records, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company as Parent may reasonably request, and (iii) all employees of the Company as identified by Parent. The Company shall provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request.

6.7 Public Announcements. Neither the Company nor the Company Stockholders shall (nor will they permit, as applicable, any of their respective officers, directors, members, stockholders, agents, representatives or affiliates to), directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions and other than communications with Company Stockholders and third parties to obtain the consents and approvals required under this Agreement and applicable law) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor or any disputes or arbitration proceedings, without the consent of Parent. Prior to the Closing, Parent shall not issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor or any disputes or arbitration proceedings, without first consulting the Company, except that this restriction shall be subject to Parent’s obligation to comply with applicable securities laws and the rules of the New York Stock Exchange. Notwithstanding the foregoing, this Section 6.7 shall not prevent Parent from issuing any statement or communication that is reasonably necessary in response to an inquiry by or a public statement or announcement made by any third Person with respect to the transactions contemplated by this Agreement.

6.8 Closing Spreadsheet.

(a) At least three (3) business days prior to the scheduled Closing Date, the Company shall prepare a payment spreadsheet (the “Payment Spreadsheet”) in a form reasonably acceptable to Parent, certified as complete and accurate by the Chief Executive Officer and the Chief Financial Officer of the Company, setting forth the following information with respect to each Company Stockholder:

(i) the number of shares of Company Capital Stock to be held by such Company Stockholder as of immediately prior to the Effective Time;

(ii) the aggregate Estimated Adjusted Merger Consideration payable to such Company Stockholder in accordance with the terms of this Agreement and in the manner provided herein in respect of all of the shares of Company Capital Stock to be held by such Company Stockholder as of immediately prior to the Effective Time;

(iii) that portion of the Estimated Adjusted Merger Consideration otherwise payable to such Company Stockholder that Parent is entitled to withhold from such Company Stockholder and deliver to the Escrow Agent to fund the Escrow Fund pursuant to Section 2.8(b);

(iv) that portion of the Estimated Adjusted Merger Consideration otherwise payable to such Company Stockholder that Parent is entitled to withhold from such

Company Stockholder and deliver to the Representative to fund the Representative Expense Fund pursuant to Section 2.8(c);

(v) that portion of the Estimated Adjusted Merger Consideration otherwise payable to such Company Stockholder in respect of shares of Unvested Company Capital Stock that Parent is entitled to withhold pursuant to Section 2.9(d)(ii); and

(vi) the address of such Company Stockholder where all amounts payable to such Company Stockholder pursuant to this Agreement shall be mailed and, if known to the Company, wire transfer information for each such Company Stockholder.

(b) At least three (3) business days prior to the scheduled Closing Date, the Company shall prepare an options spreadsheet (the “Options Spreadsheet”) in a form reasonably acceptable to Parent, certified as complete and accurate by the Chief Executive Officer and the Chief Financial Officer of the Company, setting forth the following information with respect to each holder of Company Options:

(i) the name of each holder of Company Options as of immediately prior to the Effective Time;

(ii) the number of Company Options held by each holder of Company Options (on a holder-by-holder basis) as of immediately prior to the Effective Time; and

(iii) the exercise price applicable to each Company Option held by holders of Company Options as of immediately prior to the Effective Time.

(c) In the event that any information set forth in the Payment Spreadsheet becomes inaccurate at any time prior to the Effective Time, the Company shall deliver a revised Payment Spreadsheet, together with a new certification consistent with Section 6.9(a), whereupon such revised Payment Spreadsheet shall be deemed to be the “Payment Spreadsheet” for all purposes of and under this Agreement. In the event that any information set forth in the Options Spreadsheet becomes inaccurate at any time prior to the Effective Time, the Company shall deliver a revised Options Spreadsheet, together with a new certification consistent with Section 6.9(b), whereupon such revised Options Spreadsheet shall be deemed to be the “Options Spreadsheet” for all purposes of and under this Agreement.

(d) The Company acknowledges and agrees that the Escrow Agent and the Parent and its agents shall be entitled to rely on the Payment Spreadsheet and Options Spreadsheet for purposes of making any payments hereunder.

6.9 Fees and Expenses. Except as otherwise provided in this Agreement, (i) all fees, costs and expenses of Parent or Merger Sub incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by Parent whether or not the Merger is consummated and (ii) all fees, costs and expenses of the Company and the Representative incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be obligations of the Company Stockholders, which will either be paid by the Company prior to Closing or deducted from the Final Adjusted Merger Consideration as set forth in this Agreement. All Transaction Expenses shall be subject to reimbursement by a claim for indemnification pursuant to ARTICLE 8. Within five (5) business days of (but in any event no later than three (3)

business days prior to) the Closing, the Company shall prepare in good faith and deliver to Parent an estimate (the “Statement of Transaction Expenses”) of all Transaction Expenses, and use its reasonable best efforts to deliver to Parent a final invoice (collectively, the “Final Invoices”) of all Transaction Expenses.

6.10 Company Director and Officer Indemnification.

(a) The Surviving Corporation shall fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement in effect between the Company and each person who is a director or officer of the Company or any of its Subsidiaries as of the date hereof, provided such indemnification agreements are set forth in the Disclosure Schedule and made available to Parent prior to the date hereof, and (ii) any indemnification provision under the Charter or Bylaws of the Company or equivalent organizational documents of any of its Subsidiaries as in effect on the date of this Agreement (each of the persons to be indemnified pursuant to the agreements and provisions referred to in clauses (i) and (ii) of this Section 6.10 being referred to herein as a “Company Indemnified Party”). The Charter and Bylaws (or equivalent organizational documents) of the Surviving Corporation and its Subsidiaries shall contain provisions with respect to indemnification and exculpation from liability that are substantially similar to those set forth in the Charter or Bylaws (or equivalent organizational documents) of the Company and its Subsidiaries, respectively, as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would materially and adversely affect the rights thereunder of any Company Indemnified Party.

(b) Prior to the Closing, the Company shall, at its expense and on behalf of the Surviving Corporation, purchase a “tail” prepaid policy of directors’ and officers’ liability insurance coverage to take effect as of the Effective Time (which policy, for avoidance of doubt, shall be paid prior to the Effective Time and not be an accounts payable of the Company as of the Effective Time). From the Effective Time until the six (6) year anniversary of the Effective Time, Parent shall not, and shall cause the Surviving Corporation not to, terminate such “tail” insurance policy and any other fully paid insurance policies of the Company with respect to directors’ and officers’ liability insurance in effect as of the Effective Time covering a Company Indemnified Party. For the avoidance of doubt, neither Parent nor the Surviving Corporation shall be obligated to make any payments in respect of any directors’ and officers’ liability insurance. Each Company Indemnified Person shall be a third party beneficiary of this Section 6.10.

6.11 Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of Merger and the other transactions contemplated hereby.

ARTICLE 7

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Requisite Stockholder Approval. The Company shall have obtained the Requisite Stockholder Approval.

(b) HSR Approval. Any waiting period applicable to the Merger and the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated early.

(c) No Prohibitive Laws. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger or any other material transaction contemplated by this Agreement illegal or otherwise prohibits or otherwise restrains the consummation of the Merger or any other material transaction contemplated by this Agreement.

(d) No Prohibitive Injunctions or Orders. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of making the Merger or any other material transaction contemplated by this Agreement illegal or otherwise prohibits or otherwise restrains the consummation of the Merger or any other material transaction contemplated by this Agreement.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company set forth in Section 3.1(a) (Organization and Good Standing), Section 3.1(b) (Organization and Good Standing) and Section 3.4 (Authority) (together, the “Specified Company Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date (other than the representations and warranties set forth in the Specified Company Representations that address matters only as of a specified date, which need be true and correct in all material respects only as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all qualifications based on the word “material” or similar phrases, including “Company Material Adverse Effect,” set forth in such representations and warranties shall be disregarded, and (B) any update or purported update to the Disclosure Schedule delivered after the date hereof shall be disregarded); and

(ii) Each of the representations and warranties of the Company set forth in this Agreement (other than the Specified Company Representations) and in any certificates or other instruments delivered by the Company hereunder (A) shall have been true and correct in all respects as of the date of this Agreement and (B) shall be true and correct in all respects (x) as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except in the case of the foregoing clauses (A) and (B) for breaches and inaccuracies that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (other than any such representations and warranties that address matters only as of a specified date, which need be true and correct in all respects only as of such date, except in each case for breaches and inaccuracies that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (x) all qualifications based on the word “material” or similar phrases, including “Company Material Adverse Effect,” set forth in such representations and warranties shall be disregarded, and (y) any update or purported update to the Disclosure Schedule delivered after the date hereof shall be disregarded).

(b) Covenants. The Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company prior to or as of the Closing.

(c) No Company Material Adverse Effect. There shall not have occurred on or prior to the Closing Date any change, event, violation, inaccuracy, circumstance or effect of any character that has had, or is reasonably likely to have, a Company Material Adverse Effect.

(d) No Legal Proceedings or Threats. As of the Closing Date, there shall be no legal action, suit, claim or proceeding of any kind or nature brought by any Governmental Authority (and still pending) or overtly threatened by any Governmental Authority against Parent, Merger Sub, the Company, or any of their respective properties or any of their respective directors or officers (in their capacities as such) that (i) arises out of, or in any way connected with, this Agreement, the Merger or any other transaction contemplated hereby, (ii) seeks to prohibit the consummation of the Merger or any other transaction contemplated hereby, (iii) seeks to impose limitations on the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, (iv) seeks to prohibit or impose any limitations on the ownership or operation by Parent of all or any portion of businesses or assets of Parent, Merger Sub, the Company or any of their respective affiliates, or to compel Parent, Merger Sub or the Company to dispose of or hold separate any portion of the businesses or assets of Parent, Merger Sub, the Company or any of their respective affiliates or (v) seeks to impose limitations on the ability of Parent or Merger Sub effectively to exercise full rights of ownership of all Company Capital Stock.

(e) No Burdensome Regulatory Conditions. No Governmental Authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of (i) prohibiting Parent’s ownership or operation of any portion of the business of the Company or any of its Subsidiaries, or (ii) compelling Parent or the Company to dispose of or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries, in either case in connection with the Merger or any other transaction contemplated by this Agreement.

(f) Employee Matters.

(i) As of the Closing Date, all of the Employment Agreements with the Executive Employees (each, and “Executive Employee” and collectively, the “Executive Employees”) set forth on Schedule 7.2(f)(i) entered into concurrently with the execution and delivery of this Agreement shall be in full force and effect (subject to applicable law and other than as a result of any termination by Parent), no Executive Employee shall have terminated, rescinded, or repudiated his or her Employment Agreement or notified Parent or the Company of such person’s intention of leaving the employ of Parent or any of its Subsidiaries following the Effective Time; provided, however that the condition set forth in this Section 7.2(f)(i) shall be deemed satisfied with respect to any Executive Employee who has died or suffered a permanent disability (as defined in Section 22(e)(3) of the Code).

(ii) As of the Closing Date, at least eight (8) of the nine (9) Employment Agreements with the Key Employees (the “Key Employees”) set forth on Schedule 7.2(f)(ii) entered into concurrently with the execution and delivery of this Agreement shall be in full force and effect (subject to applicable law and other than as a result of any termination by Parent), no more than one (1) Key Employee shall have terminated, rescinded, or repudiated his or her Employment Agreement or notified Parent or the Company of such person’s intention of leaving the employ of Parent or any of its Subsidiaries following the Effective Time; provided, however that the condition set forth in this Section 7.2(f)(ii) shall be deemed satisfied with respect to any Key Employee who has died or suffered a permanent disability (as defined in Section 22(e)(3) of the Code).

(iii) As of the Closing Date, at least twenty-two (22) of the Company Employees (the “Company Employees”) set forth on Schedule 7.2(f)(iii) shall (A) have entered into an “at-will” employment arrangement with Parent or any of its Subsidiaries (including the Surviving Corporation) pursuant to his or her execution of the employee offer letter and a proprietary information and inventions assignment agreement, (or amendment of the Company’s proprietary information and inventions assignment agreement in a form reasonably acceptable to Parent), in each case on Parent’s standard form, each of which shall be in full force and effect (subject to applicable law and other than as a result of any termination by Parent), (B) be employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time, and (C) not have notified (whether formally or informally) Parent, any of its Subsidiaries, or the Company of his or her intention of leaving the employ of Parent or any of its Subsidiaries promptly following the Effective Time provided, however that the condition set forth in this Section 7.2(f)(iii) shall be deemed satisfied with respect to any Company Employee who has died or suffered a permanent disability (as defined in Section 22(e)(3) of the Code).

(g) Non-Competition Agreements. As of the Closing Date, each of the Non-Competition Agreements executed and delivered concurrently with the execution of this Agreement shall be in full force and effect (subject to applicable law and other than as a result of any termination by Parent).

(h) Conversion of Company Preferred Stock. Parent shall have received evidence, reasonably satisfactory to Parent, that all outstanding shares of Company Preferred Stock shall be converted into shares of Company Common Stock, effective no later than as of immediately prior to the Effective Time, in accordance with the terms of the Company’s Charter as in effect as of the date of this Agreement.

(i) Warrants. Parent shall have received evidence, reasonably satisfactory to Parent, that any and all warrants to purchase shares of Company Capital Stock have been fully exercised or converted and are no longer outstanding.

(j) Dissenting Shares. The Company shall have delivered the Soliciting Materials in accordance with applicable provisions of Delaware Law, and Company Stockholders entitled to receive no more than ten percent (10%) of the Estimated Adjusted Merger Consideration otherwise payable to holders of Company Common Stock by virtue of the Merger pursuant to the terms of this Agreement (solely for purposes of this Section 7.2(j), disregarding all Parent-Owned Company Capital Stock) shall continue to have a right to exercise appraisal or similar rights under Delaware Law with respect to their Company Capital Stock by virtue of the Merger.

(k) Section 280G Matters. Parent shall have received evidence, reasonably satisfactory to Parent, that the requisite stockholders of the Company (i) have approved by the requisite vote any Potential Parachute Payments or (ii) have voted upon such Potential Parachute Payments and the requisite vote was not obtained with respect to the Potential Parachute Payments and that any disqualified individual (as such term is defined in the Treasury Regulations promulgated under Section 280G of the Code) shall forfeit any Potential Parachute Payments pursuant to the terms of the 280G Waivers.

(l) Legal Opinion. Parent shall have received a legal opinion of Cooley Godward Kronish LLP, counsel to the Company, in substantially the form attached hereto as Exhibit G.

(m) Closing Deliveries of the Company. Parent shall have received the following:

(i) the Statement of Closing Net Working Capital and the Closing Date Balance Sheet;

(ii) the Payment Spreadsheet;

(iii) the Options Spreadsheet;

(iv) the Statement of Transaction Expenses and the Final Invoices;

(v) a certificate of the Chief Executive Officer of the Company, dated the Closing Date and in form and substance reasonably satisfactory to Parent, certifying as to the matters set forth in Sections 7.2(a), 7.2(b) and 7.2(c);

(vi) a certificate of the Secretary of the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, certifying (i) the Company Organizational Documents, (ii) the resolutions adopted by the Company’s board of directors and stockholders to authorize this Agreement, the Merger and the other transactions contemplated hereby, and (iii) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby copies of which actions shall be attached to such certificate;

(vii) letters of resignation in a form reasonably satisfactory to Parent, effective as of the Closing Date, of each director and officer of the Company and each of its Subsidiaries;

(viii) evidence reasonably satisfactory to Parent as to the termination of the Company’s 401(k) Plan and any other Company Employee Plans which Parent and the Company shall have mutually determined to terminate prior to the Effective Time;

(ix) evidence reasonably satisfactory to Parent of the termination or waiver of any rights of co-sale, voting, registration, first refusal, board observation, information or redemption in favor of any Company Stockholder which by their terms survive the Effective Time, and the termination of the Contracts providing any such rights, in each case effective as of the Effective Time;

(x) a certificate from the Secretary of State of the State of Delaware and from the equivalent Governmental Authority in the United Kingdom certifying that the

Company and SpringSource Ltd. are in good standing (as applicable in each such jurisdiction) and that all applicable state franchise taxes or fees of the Company through and including the date of the certificate have been paid; and

(xi) FIRPTA documentation, including (A) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Regulations, in the form attached hereto as Exhibit H, dated as of the Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in the form attached hereto as Exhibit I, dated as of the Closing Date and executed by the Company.

7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties

(i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization and Good Standing) and Section 4.2 (Authority) (collectively, the “Specified Parent Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date (other than the representations and warranties set forth in the Specified Parent Representations that address matters as of a specified date, which need be true and correct in all material respects only as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all qualifications based on the word “material” or similar phrases set forth in such representations and warranties shall be disregarded).

(ii) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the Specified Parent Representations) shall (x) have been true and correct in all respects as of the date of this Agreement and (y) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date, except in the case of the foregoing clauses (x) and (y) for breaches and inaccuracies that have not had, and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement and satisfy its obligations under this Agreement (other than any such representations and warranties that address matters as of a specified date, which need be true and correct in all respects only as of such date, except in each case for breaches and inaccuracies that have not had, and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement and satisfy its obligations under this Agreement) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all qualifications based on the word “material” or similar phrases set forth in such representations and warranties shall be disregarded).

(b) Covenants. Parent and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Parent and Merger Sub prior to or as of the Closing.

ARTICLE 8

SURVIVAL; INDEMNIFICATION; SHAREHOLDER REPRESENTATIVE

8.1 Survival.

(a) If the Merger is consummated, the representations and warranties of the Company set forth in this Agreement, or in any agreement, document, certificate or other instrument required to be delivered by the Company under or pursuant to this Agreement or in connection with the transactions contemplated hereby, shall survive the Closing and the Effective Time and shall remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until 11:59 p.m. (California time) on the date that is 545 calendar days immediately following the Closing Date; provided, however, that (i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the representations and warranties of the Company set forth in Section 3.2 (Capitalization) (collectively, the “Special Indemnification Representations”) shall survive the Closing and the Effective Time and shall remain in full force and effect until the expiration of the statute of limitations in respect of claims made in respect thereof under this Agreement, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto (collectively, the “Survival Period”); (ii) no right to indemnification under this ARTICLE 8 in respect of a breach of a representation or warranty of the Company set forth in this Agreement, or in any agreement, document, certificate or other instrument required to be delivered by the Company under or pursuant to this Agreement or in connection with the transactions contemplated hereby which is set forth in an Indemnification Claim delivered prior to the expiration of the Survival Period shall be limited, restricted, impaired or otherwise affected by the expiration of the Survival Period applicable to such representation or warranty, and (iii) the expiration of the Survival Period (or such longer period applicable to such representation and warranty as set forth above) to any representation or warranty of the Company set forth in this Agreement, or in any agreement, document, certificate or other instrument required to be delivered by the Company under or pursuant to this Agreement or in connection with the transactions contemplated hereby, shall not limit, restrict, impair or otherwise affect in any manner the rights of any Indemnified Party under this ARTICLE 8, or otherwise under applicable law, arising out of fraud or any intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby.

(b) If the Merger is consummated, the representations and warranties of Parent and Merger Sub set forth in this Agreement, or in any certificate or other instrument required to be delivered under or pursuant to this Agreement or in connection with the Merger or any other transactions contemplated hereby, shall terminate and expire at and as of the Effective Time and thereafter be of no further force or effect whatsoever.

(c) All of the covenants and other agreements of Parent, Merger Sub, the Company and the Representative set forth in this Agreement (excluding the indemnification obligations set forth in this ARTICLE 8) shall terminate and expire at and as of the Effective Time; provided, however, that (i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the covenants and other agreements of Parent, the Surviving Corporation, the Company, the Representative or any Company Stockholder set forth in this Agreement, or in any or in any certificate or other instrument required to be delivered under or pursuant to this Agreement or in connection with the transactions contemplated hereby, that contemplate performance following the Closing and the Effective Time shall survive the Closing and the Effective Time and shall remain in full force and effect following the Closing and the Effective Time in accordance with their respective terms, and (ii) no right to indemnification under this ARTICLE 8 in respect of a breach of a covenant or other agreement set forth in this Agreement, or in any or in any document, certificate or other instrument required to be delivered under or pursuant to this Agreement or in connection with the transactions contemplated hereby, which is set forth in an Indemnification Claim delivered prior to the expiration of the applicable survival period shall be affected by the expiration of such covenant or other agreement.

8.2 Indemnification of Parent Indemnified Parties.

(a) Indemnification. Subject to the limitations set forth in this ARTICLE 8, from and after the Effective Time, each holder of Company Capital Stock as of immediately prior to the Effective Time and each holder of a Company Option as of immediately prior to the Effective Time (each, an “Indemnifying Party” and, collectively, the “Indemnifying Parties”) shall severally, and not jointly, indemnify and hold harmless Parent and each of its Subsidiaries (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) and their respective directors, officers, employees, affiliates and other persons who control or are controlled by Parent or any of its Subsidiaries, and their respective agents and other representatives (collectively, the “Parent Indemnified Parties”) from, against and in respect of any and all Damages directly or indirectly paid, sustained or incurred by the Parent Indemnified Parties (or any of them) to the extent directly or indirectly resulting from, or arising out of, any of the following:

(i) (A) any failure of any representation or warranty made by the Company in this Agreement (other than the Special Indemnification Representations) to be true and correct (x) as of the date hereof or (y) as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, or (B) any failure of any representation, warranty or certification made by the Company in any agreement, document, schedule, certificate or other instrument required to be delivered by the Company under or pursuant to this Agreement or in connection with the transactions contemplated hereby (other than with respect to Special Indemnification Representations) to be true and correct at and as of the date of such document, schedule, certificate or other instrument;

(ii) (A) any failure of any Special Indemnification Representation made by the Company in this Agreement to be true and correct (x) as of the date hereof or (y) as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date or (B) any failure of any Special Representation (or certification in respect thereof) made by the Company in any agreement, document, schedule, certificate or other instrument required to be delivered by the Company under or pursuant to this Agreement or in connection with the transactions contemplated hereby to be true and correct at and as of the date of such document, schedule, certificate or other instrument;

(iii) any breach or non-fulfillment of any covenant or other agreement made or to be performed by the Company in this Agreement or in any other agreement, document, certificate or other instrument entered into or delivered by the Company under or pursuant to this Agreement in connection with the transactions contemplated hereby;

(iv) any inaccuracy in the Payment Spreadsheet, and any amounts paid to holders of shares of Company Capital Stock in excess of the Final Adjusted Merger Consideration to which such holders are entitled in respect of such shares of Company Capital Stock pursuant to this Agreement;

(v) all Transaction Expenses, to the extent that such Transaction Expenses exceed the amount of Transaction Expenses set forth in the Statement of Transaction Expenses and included in the calculation of the Final Adjusted Merger Consideration;

(vi) any and all Change in Control Payments, to the extent that such Change in Control Payments exceed the amount of Change in Control Payments used to calculate the Final Adjusted Merger Consideration;

(vii) any and all Company Debt, to the extent such Company Debt exceeds the amount of Company Debt used to calculate the Final Adjusted Merger Consideration;

(viii) any amount paid by Parent, the Company or the Surviving Corporation to any Company Stockholder with respect to Dissenting Shares in excess of the value such Person would have received in the Merger for such Dissenting Shares had such shares been converted pursuant to Section 2.7(b) hereof, and all interest, costs, expenses and fees incurred by Parent, the Company or the Surviving Corporation in connection with the exercise or attempted exercise of any dissenter’s rights; and

(ix) any fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby.

(b) Payment of Indemnification Claims from Escrow Fund. In the event that the Parent Indemnified Parties (or any of them) are entitled to recover funds from the Escrow Fund in respect of any Indemnification Claim pursuant to Section 8.2(a), then the amount paid to any such Parent Indemnified Party will be equal to the amount of the applicable Indemnification Claim, multiplied by the Escrow Participant Share (calculated as of the date of such payment). As a result of such payment, each Indemnifying Party shall be deemed to have contributed and paid over to the Parent Indemnified Parties such Indemnifying Party’s pro rata portion of such Indemnification Claim (even though the released funds may be less than the total amount of the Indemnification Claim) and such pro rata portions shall be calculated as follows (it being understood and hereby agreed that if a single Person shall hold both shares of Company Capital Stock and Company Options as of immediately prior to the Effective Time, such Person’s pro rata portion of any funds released from the Escrow Fund in respect of such Person’s Company Capital Stock and Company Options shall be determined independently):

(i) for each former holder of Company Capital Stock as of immediately prior to the Effective Time, such former stockholder’s pro rata portion of any contribution to an Indemnification Claim paid to the Indemnified Parties (or any of them) shall be calculated based on the product obtained by multiplying (x) such former stockholder’s Company Stockholder Pro Rata Percentage, by (y) a fraction, the numerator of which is the Company Stockholder Escrow Amount and the denominator of which is Escrow Amount; and

(ii) for each former holder of a Company Option as of immediately prior to the Effective Time, such former option holder’s pro rata portion of any contribution to an Indemnification Claim paid to the Indemnified Parties (or any of them) shall be calculated based on the product obtained by multiplying (x) such former option holder’s Company Option Holder Pro Rata Percentage, by (y) a fraction, the numerator of which is the Company Option Holder Escrow Amount and the denominator of which is Escrow Amount.

Pursuant to and as a result of the foregoing pro rata allocations, Parent acknowledges and hereby agrees (for and on behalf of all Parent Indemnified Parties) that, in the event the Parent Indemnified

Parties (or any of them) shall be entitled to recover funds from the Escrow Fund in respect of an Indemnification Claim pursuant to Section 8.2(a) prior to the time at which all Assumed Options have been fully exercised, then the Parent Indemnified Parties shall not be entitled to recover the full amount of such Indemnification Claim unless and until all such Assumed Options have been exercised in full.

(c) Limitations on Indemnification.

(i) Notwithstanding anything to the contrary set forth in this Agreement, (A) nothing set forth in this ARTICLE 8 or elsewhere in this Agreement shall limit the liability of the Company for any breach of this Agreement if the Merger is not consummated, and (B) nothing set forth in this ARTICLE 8 or elsewhere in this Agreement shall limit the liability of any Indemnifying Party for any other claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by Section 8.2(c)(iv)).

(ii) Notwithstanding anything to the contrary set forth in this Agreement, if the Merger is consummated, (A) the Escrow Fund shall be the Parent Indemnified Parties sole and exclusive security and source of recovery for any Indemnification Claims under and pursuant to clause (i), and clauses (iv)–(viii) of Section 8.2(a), inclusive, and (B) the Parent Indemnified Parties shall not be entitled to recover any Damages in respect of any Indemnification Claims under or pursuant to clause (i), and clauses (iv)–(viii) of Section 8.2(a), inclusive, in the aggregate, in excess of the funds held in the Escrow Fund; provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the preceding restrictions set forth in this Section 8.2(c)(ii) shall not in any way limit or otherwise restrict any right in respect of any Indemnification Claims under or pursuant to clauses (ii), (iii) or (ix) of Section 8.2(a), or any other claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by Section 8.2(c)(iv)).

(iii) Notwithstanding anything to the contrary set forth in this Agreement, if the Merger is consummated, the Parent Indemnified Parties shall not be entitled to recover any Damages from any Indemnifying Party in respect of any Indemnification Claims under or pursuant to clause (ii) of Section 8.2(a), in the aggregate, in excess of an amount equal to fifty percent (50%) of the Final Adjusted Merger Consideration actually received by such Indemnifying Party; provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the preceding restrictions set forth in this Section 8.2(c)(iii) shall not in any way limit or otherwise restrict any right in respect of any Indemnification Claims under or pursuant to clause (i) and clauses (iii)–(ix) of Section 8.2, inclusive, or any other claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by Section 8.2(c)(iv)).

(iv) Notwithstanding anything to the contrary set forth in this Agreement, if the Merger is consummated, the Parent Indemnified Parties shall not be entitled to recover any Damages from any Indemnifying Party in respect of any Indemnification Claims under or pursuant to clauses (iii) and (ix) of Section 8.2(a), in the aggregate, in excess of an amount equal to the Final Adjusted Merger Consideration actually received by such Indemnifying Party;

provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the preceding restrictions set forth in this Section 8.2(c)(iv) shall not in any way limit or otherwise restrict any right in respect of any Indemnification Claims under or pursuant to clauses (i) and (ii) and clauses (iv)–(viii) of Section 8.2, inclusive, or any other claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by the first clause of this Section 8.2(c)(iv)).

(v) Notwithstanding anything to the contrary set forth in this Agreement, the Parent Indemnified Parties shall not be entitled to recover any Indemnification Claims under or pursuant to clauses (i) of Section 8.2(a) unless and until all Damages directly or indirectly paid, sustained or incurred against by the Parent Indemnified Parties (or any of them) exceeds One Million, Five Hundred Thousand Dollars ($1,500,000) (the “Damage Threshold”) in the aggregate, and if the aggregate of all Damages directly or indirectly paid, sustained or incurred against by the Parent Indemnified Parties (or any of them) exceeds the Damage Threshold, then the Parent Indemnified Parties shall only be entitled to indemnification for all such Damages in excess of the Damage Threshold; provided, however, that notwithstanding the foregoing, the preceding restriction set forth in this Section 8.2(c)(v) shall not in any way limit or otherwise restrict any right in respect of Indemnification Claims pursuant to clauses (ii)–(ix) of Section 8.2(a), inclusive, or any other claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by Section 8.2(c)(iv)).

(vi) In the event that any Parent Indemnified Party is entitled to receive indemnification under this Article 8 from the Indemnifying Parties, then each Indemnifying Party shall be responsible and liable only for its pro rata portion of the amount of such indemnification obligation, calculated based on the amount of Final Adjusted Merger Consideration received by each such Indemnifying Party relative to the total Final Adjusted Merger Consideration received by all Indemnifying Parties.

(d) Indemnification Claims.

(i) If a Parent Indemnified Party is of the opinion that it has or may acquire a right to indemnification under this ARTICLE 8 (each, an “Indemnification Claim”), such Parent Indemnified Party shall so notify the Representative in a written notice, signed by such Parent Indemnified Party, or any officer thereof (each, an “Officer’s Certificate”): (i) stating that such Parent Indemnified Party has directly or indirectly paid, sustained or incurred any Damages, or reasonably anticipates that it will directly or indirectly pay, sustain or incur any Damages, (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated (and the method of computation of each such item of Damages, if applicable), the date each such item of Damages was paid, sustained or incurred, or the basis for such reasonably anticipated Damages, (iii) a brief description in reasonable detail (to the extent available to such Parent Indemnified Party) of the facts, circumstances or events giving rise to each item of Damages based on such Parent Indemnified Party’s good faith belief thereof, including the identity and address of any third-party claimant and copies of any formal demand or complaint relating thereto, and (iv) the basis for indemnification under Section 8.2 to which such item of Damages is related (including, if applicable, the specific nature of the misrepresentation, or the breach of warranty or covenant).

(ii) If the Representative shall not object in writing pursuant to Section 8.2(d)(iv) to any individual items of Damages set forth in an Officer’s Certificate delivered by Parent pursuant to Section 8.2(d)(i) within thirty (30) calendar days after the Representative’s receipt of such Officer’s Certificate, the Representative shall be conclusively deemed to have acknowledged and irrevocably consented, for and on behalf of the Indemnifying Parties, (i) to the Parent Indemnified Party recovery of the full amount of all such items of Damages set forth in such Officer’s Certificate solely to the extent that such Damages do not exceed the Escrow Amount at such time and subject to the limitations set forth herein, and (ii) if and to the extent necessary, and without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Parties for such items of Damages in any court having competent jurisdiction over the matter. Upon receipt of any Officer’s Certificate, the Escrow Agent shall not release any portion of the Escrow Amount to Parent or any other Parent Indemnified Party or Parties pursuant to this Agreement unless and until (i) the Escrow Agent shall have received written authorization from the Representative to release any portion of the Escrow Amount, or (ii) the Representative shall have failed to object in writing pursuant to Section 8.2(d)(iv) to any individual items of Damages set forth in such Officer’s Certificate within thirty (30) calendar days after the Representative’s receipt of such Officer’s Certificate.

(iii) In the event that the Escrow Agent shall receive written authorization from the Representative to release to Parent or any other Parent Indemnified Party or Parties any portion of the Escrow Amount pursuant to Section 8.2(d)(i), the Escrow Agent shall release such portion of the Escrow Amount in accordance with such written instructions. In the event that the Representative shall have failed to object in writing pursuant to Section 8.2(d)(iv) to any individual items of Damages set forth in an Officer’s Certificate relating to a claim for indemnification pursuant to Section 8.2 within thirty (30) calendar days after the Representative’s receipt of such Officer’s Certificate, the Escrow Agent shall promptly release to Parent or any other Parent Indemnified Party or Parties (as instructed by Parent in writing) from the Escrow Fund an amount of cash equal to the amount of all such items of Damages specified in such Officer’s Certificate with respect to which the Representative has not objected in writing pursuant to Section 8.2(d)(iv). Any cash released to Parent or any other Parent Indemnified Party or Parties pursuant to the preceding sentence shall be deemed to reduce each Indemnifying Party’s interest in the Escrow Fund in accordance with his, her or its pro rata portion of the Escrow Fund.

(iv) In the event that the Representative shall seek to contest any individual items of Damages set forth in an Officer’s Certificate received from Parent pursuant to Section 8.2(d)(i), the Representative shall notify Parent in writing, within thirty (30) calendar days after receipt of such Officer’s Certificate, of the Representative’s objection, which notice shall set forth a brief description in reasonable detail of the Representative’s basis for objecting to each item of Damages based on the Representative’s good faith belief thereof. Upon Parent’s receipt of a written notice of objection from the Representative pursuant to the preceding sentence, Parent and the Representative shall attempt in good faith to agree upon the rights of the respective parties with respect to the disputed items of Damages. If the Representative and Parent should so agree, a memorandum setting forth the agreement reached by the parties with respect to such disputed items of Damages shall be prepared and signed by both parties and, in the case of a claim against the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the instructions set forth in any such memorandum.

(v) If within sixty (60) days after the Representative’s receipt of such Officer’s Certificate, and after good faith negotiations, the parties are unable to agree on the rights of the respective parties with respect to any disputed items of Damages set forth in an Officer’s

Certificate, either Parent or the Representative may bring suit in the courts identified in Section 10.9 to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Officer’s Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and the Escrow Agent shall distribute the Escrow Amount in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(e) Company Stockholders. Notwithstanding any provision of this Agreement, the Charter or Bylaws of the Company, or in any agreement between the Company and any Stockholder to the contrary entered into prior to the Closing, in no event shall the Surviving Corporation, as the successor in interest to the Company by virtue of the Merger, or Parent, be obligated to reimburse, contribute, indemnify or hold harmless any Company Stockholder in its capacity as a Company Stockholder for or in connection with any Damages or obligations of the Company under this ARTICLE 8.

(f) Third Party Actions. In the event any Action is instituted against a Parent Indemnified Party which involves or appears reasonably likely to involve an Indemnification Claim hereunder (a “Third Party Claim”), Parent will, promptly after receipt of notice of any such Action, notify the Representative (and, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) of the commencement thereof. The failure to so notify the Representative (and, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) of the commencement of any such Action will relieve the Indemnifying Parties from liability in connection therewith only if and to the extent that such failure materially and adversely affects the ability of the Indemnifying Parties to defend their interests in such Action. Parent shall have the right, in its sole discretion, to control the defense or settlement of such Action; provided, however, that the Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) and its counsel (at such party’s sole expense) may participate in (but not control the conduct of) the defense of such Action; and provided further that, except with the consent of the Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party), which consent shall not be unreasonably withheld, no settlement of any such Action with third party claimants shall be determinative of the amount of Damages relating to such matter. In the event that the Representative has consented to any such settlement, the Indemnifying Parties shall have no power or authority to object under any provision of this ARTICLE 8 to the amount of any such Indemnification Claim against the Escrow Fund, or against the Indemnifying Parties directly, as the case may be, with respect to such settlement.

(g) Definition of Damages. For all purposes of and under this Agreement, the term “Damages” shall mean the amount of (i) any direct, indirect, consequential, incidental or other damage (including lost profits and diminution in value), loss, liability, claim, deficiency, Tax, judgment, fine, penalty, cost or other expense (including reasonable attorneys’, consultants’ and experts’ fees and expenses) directly or indirectly paid, sustained or incurred by the Parent Indemnified Parties (or any of them), (ii) any and all reasonable fees and costs of enforcing the Parent Indemnified Party’s rights under this Agreement, and (iii) any and all reasonable fees and costs defending any Third Party Actions. For purposes of determining the amount of any Damage suffered or incurred by a Parent Indemnified Party, any qualifications in the representations, warranties and covenants with respect to a Company Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Damages attributable to a breach of any representation, warranty or covenant of the Company set forth in this Agreement or in any of the ancillary agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement.

(h) Treatment of Indemnification Payments. The Indemnifying Parties, the Representative and Parent agree to treat (and cause their affiliates to treat) any payments received pursuant to Section 8.2 as adjustments to the Final Adjusted Merger Consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.

(i) Effect of Investigation; Reliance. The right to indemnification, payment of Damages or any other remedy hereunder will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Damages, or any other remedy based on any such representation, warranty, covenant or agreement. No Parent Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnified Party to be entitled to indemnification hereunder. Parent and the Company each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the Final Adjusted Merger Consideration that Parent would have paid in connection with the Merger.

8.3 Exclusive Remedy. Except any claims or causes of actions under applicable law arising out of fraud or intentional misrepresentation by the Company (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by Section 8.2(c)(iv)), if the Merger is consummated, the indemnification remedies set forth in this ARTICLE 8 shall be the exclusive remedy of any Parent Indemnified Party for any breach by the Company of this Agreement or any agreement, document, schedule, certificate or other instrument required to be delivered by the Company under or pursuant to this Agreement or in connection with the transactions contemplated hereby.

8.4 Representative. Each of the Company Stockholders and Indemnifying Parties, by approving this Agreement and the transactions contemplated hereunder, hereby appoints the Representative as his, her or its true and lawful agent, proxy and attorney-in-fact, to execute and deliver this Agreement and the Escrow Agreement on their behalf and exercise all or any of the powers, authority and discretion conferred on him or her under this Agreement.

(a) Powers of the Representative.

(i) The Representative shall have and may exercise all of the powers conferred upon him or her pursuant to this Agreement and the Escrow Agreement, which shall include:

(A) The power and authority to negotiate and resolve the determination of the Actual Closing Net Working Capital and Final Adjusted Merger Consideration pursuant to and in the manner contemplated by Section 2.8;

(B) The power to execute any agreement or instrument in connection with the transactions contemplated hereby for and on behalf of the Indemnifying Parties;

(C) The power to give or receive any notice or instruction permitted or required under this Agreement or the Escrow Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, to be given or received by any Indemnifying Party, and each of them (other than notice for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to each Indemnifying Party individually, as applicable), and to take any and all action for and on behalf of Indemnifying Parties, and each of them, under this Agreement, the Escrow Agreement or any other such agreement, document or instrument;

(D) The power (subject to the provisions of Section 8.3(c)) to contest, negotiate, defend, compromise or settle any Indemnification Claims or Actions for which a Parent Indemnified Party may be entitled to indemnification through counsel selected by the Representative and solely at the cost, risk and expense of the Indemnifying Parties, authorize payment to any Parent Indemnified Party of any of the Escrow Fund, or any portion thereof, in satisfaction of any Indemnification Claims, agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such Indemnification Claims, resolve any Indemnification Claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement;

(E) The power to consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties;

(F) The power to review, negotiate and agree to and authorize any payments from the Escrow Fund in satisfaction of any payment obligation, in each case, on behalf of the Indemnifying Parties, as contemplated thereunder;

(G) The power to waive any terms and conditions of this Agreement or the Escrow Agreement providing rights or benefits to the Indemnifying Parties (other than the payment of the Final Adjusted Merger Consideration in accordance with the terms hereof and in the manner provided herein); and

(H) The power to take any actions in regard to such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby and in the Escrow Agreement or as the Representative reasonably believes are in the best interests of the Indemnifying Parties;

provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, the powers conferred above shall not authorize or empower the Representative to do or cause to be done any of the foregoing (i) in a manner that improperly discriminates between or among the Indemnifying Parties; or (ii) as to any matter insofar as such matter relates solely and exclusively to a single Indemnifying Party, whereupon the Representative may appoint the Indemnifying Party who is alleged to be in breach to handle all matters related to such indemnification claim on behalf of the Representative, and all references to the Representative in such event shall include also such Indemnifying Party. Without implying that other actions would constitute an improper discrimination, each of the Indemnifying Parties agrees that discrimination between or among Indemnifying Parties solely on the basis of the respective number of shares of Company Capital Stock held by each Company Stockholder shall not be deemed to be improper. Further, notwithstanding anything herein to the contrary, the Representative shall not be entitled to, and shall not, take any action that would or could (i) cause any Indemnifying Party’s liability hereunder to exceed its portion of the Escrow Amount, (ii) result in the amounts payable hereunder to any Indemnifying Party being distributed in any manner other than as set forth in this Agreement and the Escrow Agreement, or (iii) result in an increase of any Indemnifying Party’s indemnity or other obligations or liabilities under this Agreement (including, for the avoidance of doubt, any change to the nature of the indemnity obligations), without (in each case) such Indemnifying Party’s prior written consent.

(b) Representations of Representative. The Representative hereby represents and warrants to Parent and Merger Sub as follows:

(i) The Representative has all necessary power and authority to execute and deliver this Agreement and the Escrow Agreement and to carry out his, her or its obligations hereunder and thereunder.

(ii) This Agreement has been duly executed and delivered by the Representative and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and the Company, constitutes the valid and legally binding obligation of the Representative, enforceable against the Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(iii) The Escrow Agreement will be duly executed and delivered by the Representative and, assuming the due authorization, execution and delivery of the Escrow Agreement by Parent and the Escrow Agent, constitute a legal, valid and binding obligation of the Representative, enforceable against the Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(c) Representative Procedures Upon Receipt of Indemnification Claims.

(i) Upon receipt or notice of any Indemnification Claim, the Representative shall give prompt notice of the amount and details thereof (to the extent of the information in his or her possession) to the Indemnifying Parties. As soon as possible thereafter, the Representative shall notify the Indemnifying Parties of the proposed action which the Representative recommends shall be taken in response to such Indemnification Claim.

(ii) The Representative shall have the discretion to take such action as he or she shall determine to be in the best interest of all of the Indemnifying Parties, including authorizing the distribution to any Parent Indemnified Party of any portion of the Escrow Fund; provided, however, that, in any event, all Indemnifying Parties are treated in substantially the same manner.

(d) Notices. Any notice given to the Representative will constitute notice to each and all of the Indemnifying Parties at the time notice is given to the Representative. Any action taken by, or notice or instruction received from, the Representative will be deemed to be action by, or notice or instruction from, each and all of the Indemnifying Parties. Except as otherwise contained herein, Parent, Merger Sub, the Company and the Surviving Corporation may, and the Escrow Agent will, disregard any notice or instruction received from any one or more individual Indemnifying Parties.

(e) Agreement of the Representative. The Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement and the Escrow Agreement.

(f) Reimbursement and Liability of Representative.

(i) At the Closing, the Representative Expense Amount shall be deducted from the amounts due to each holder of Company Capital Stock pursuant to Section 2.8(c) and transferred to the Representative to be held in an account separate from that in which any other funds are held, as an expense fund to cover such reasonable out-of-pocket expenses incurred by the Representative in the performance of his or her duties hereunder. Any remaining funds not used by the Representative shall be paid to the Company Stockholders contributing to such fund, on a pro rata basis, upon conclusion of the Representative’s duties hereunder. However, in any event (and particularly in the event that the Representative Expense Fund is not sufficient to cover the reasonable out-of-pocket expenses incurred by the Representative in the performance of his or her duties hereunder), each Indemnifying Party agrees that such Indemnifying Party’s pro rata share of such reasonable out-of-pocket expenses that are not covered by the Representative Expense Fund may be deducted by the Representative from amounts distributed to the Representative, on behalf of the Indemnifying Parties, from the Escrow Fund prior to delivery of such Escrow Fund to the Indemnifying Parties.

(ii) The Representative shall not be personally liable as the Representative to any Indemnifying Party for any act done or omitted hereunder as Representative while acting in good faith and in the exercise of reasonable judgment. The Indemnifying Parties shall severally (but not jointly) indemnify the Representative and hold the Representative harmless against any Damages incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder.

8.5 Reliance on Representative. Parent and its respective affiliates (including, after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely on the appointment of Steve Spurlock as Representative and treat such Representative as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Agreement and the Escrow Agreement. None of Parent or its respective affiliates (including, after the Effective Time, the Surviving Corporation) or the Escrow Agent shall be liable to any Indemnifying Party for any actions taken or omitted by them in reliance upon any instructions, notice or other instruments delivered by the Representative. No resignation of the Representative shall become effective unless at least thirty (30) days prior written notice of the replacement or resignation of such Representative shall be provided to Parent and the Escrow Agent. Parent and its respective affiliates (including, after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. The Indemnifying Parties holding a majority interest in the Escrow Fund held in escrow at such time may remove the Representative by a written instrument delivered to the Representative, Parent and the Company, and, in such event and also if the Representative shall be unable or unwilling to serve in such capacity, his, her or its successor who shall serve and exercise the powers of the Representative hereunder shall be appointed by a written instrument signed by Indemnifying Parties holding a majority interest in the Escrow Fund held in escrow at such time and delivered to Parent and the Escrow Agent.

ARTICLE 9

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. Except as provided in Section 9.2, this Agreement may be terminated and the transactions contemplated hereby abandoned as follows:

(a) by mutual written agreement of the Company and Parent, at any time prior to the Closing;

(b) by either Parent or the Company, at any time prior to the Closing, if the Closing Date shall not have occurred by November 9, 2009 (the “Outside Date”); provided, however, that if any of the conditions specified in Section 7.1(b) shall not have been satisfied on or prior to such date, either Parent or the Company may elect, by written notice to the other party at least one (1) calendar day prior to such date, to extend the Outside Date to May 7, 2010; provided further, however that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company, at any time prior to the Closing, if (i) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger or any other material transaction contemplated by this Agreement illegal or otherwise prohibits or otherwise restrains the consummation of the Merger or any other material transaction contemplated by this Agreement, or (ii) any Governmental Authority shall have issued or granted a temporary restraining order, preliminary or permanent injunction or other order, or other similar legal restraint, in any such case that has the effect of making the Merger or any other material transaction contemplated by this Agreement illegal or otherwise prohibits or otherwise restrains the consummation of the Merger or any other material transaction contemplated by this Agreement, and such order, injunction or restraint shall have become final and nonappealable;

(d) by Parent, at any time prior to the Closing, if any Governmental Authority shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) that has the effect of (i) prohibiting Parent’s ownership or operation of any portion of the business of the Company or any of its Subsidiaries, or (ii) compelling Parent or the Company to dispose of or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries, in either case in connection with the Merger or any other transaction contemplated by this Agreement;

(e) by Parent, on or prior to the Closing Date, if (x) there has been a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Sections 7.2(a) or Section 7.2(b) would not be satisfied and such breach has not been cured in all material respects within twenty-five (25) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured, or (y) if a Company Material Adverse Effect has occurred;

(f) by the Company, on or prior to the Closing Date, if there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Sections 7.3(a) or Section 7.3(b) would not be satisfied and such breach has not been cured in all material respects within twenty-five (25) calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(g) by Parent, if Stockholder Written Consents representing the Requisite Stockholder Approval shall not have been obtained by the Company and delivered to Parent within one (1) hour immediately following the execution and delivery of this Agreement by the parties hereto.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub, the Company or their respective officers, directors or stockholders; provided, however, that notwithstanding any termination of this Agreement, following any termination of this Agreement in accordance with its terms, any party hereto shall remain liable thereafter for any claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by such party (or any of its agents) in connection with this Agreement or the transactions contemplated hereby that occurred prior to such termination; and provided further, that, the provisions of Section 6.7 (Public Announcements), Section 6.9 (Fees and Expenses), this Section 9.2 and ARTICLE 10 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this ARTICLE 9.

9.3 Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by each party against whom the waiver is to be effective; provided however, that, for purposes of this Section 9.3, the Company Stockholders agree that any amendment or waiver of the Agreement signed by the Representative shall be binding upon and effective against each of the Company Stockholders whether or not they have signed such amendment or waiver. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

ARTICLE 10

MISCELLANEOUS

10.1 Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier or by facsimile (receipt confirmed) to:

(a)	if to Parent, to:

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA 94302

Attention: Office of the General Counsel

Facsimile: (650) 475-5101

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Michael S. Ringler

Facsimile: (415) 947-2099

(b)	if to the Company (prior to the Effective Time), to:

SpringSource Global, Inc.

411 Borel Ave.

Suite 101

San Mateo, CA 94402

Attention: Chief Executive Officer

Facsimile: (650) 212-3515

with a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention: Craig D. Jacoby

Facsimile: (415) 693-2222

(c)	if to the Representative, to:

Steve Spurlock

Shareholder Representative of the Indemnifying Parties

2480 Sand Hill Road

Suite 200

Menlo Park, CA 94025

Facsimile: (650) 854-8183

with a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention: Craig D. Jacoby

Facsimile: (415) 693-2222

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent one day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid. Any notice to be given to any Indemnifying Party hereunder shall be given to the Representative or, if for any reason there ceases to be a Representative, to each Indemnifying Party.

10.2 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign or transfer any of their respective rights or obligations under this Agreement without the consent in writing of the Company, Parent and the Representative. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Parent from merging the Surviving Company with and into Parent or assigning any of Parent’s rights hereunder to a direct or indirect subsidiary of Parent following the Effective Time.

10.3 Counterparts. This Agreement may be executed in two or more counterparts (which may be by facsimile) and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

10.4 Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that each of parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).

10.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity and the parties hereby agree to waive any requirements for posting a bond in connection with any such action.

10.6 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.7 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith nor be relied upon other than the parties hereto and their permitted successors or assigns.

10.8 Governing Law. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of California applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof).

10.9 Consent to Jurisdiction. Without limiting the other provisions of this Section 10.9, the parties hereto agree that any legal proceeding by or against any party hereto or with respect to or arising out of this Agreement shall be brought exclusively in any state or federal court in the U.S. District for the Northern District of California By execution and delivery of this Agreement, each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under the this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

10.10 Entire Agreement. This Agreement, including the Disclosure Schedule (and all exhibits and schedules thereto) and all Exhibits and Schedules to this Agreement, and all other agreements referred to herein (including the Escrow Agreement) is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Disclosure Schedule, Exhibits or such other agreements and this Agreement, including such Disclosure Schedule, Exhibits and such other agreements supersedes any prior understandings, agreements or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof. No party is relying on any information, representation or warranty other than those set forth in this Agreement and the Exhibits and Schedules to this Agreement, and all other agreements referred to herein (including the Escrow Agreement) provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit the liability of any party hereto for claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by such party (or any of its agents) in connection with this Agreement or the transactions contemplated hereby (other than Indemnification Claims pursuant to Section 8.2(a)(ix), which are addressed by Section 8.2(c)(iv)).

10.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR

OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first above written.

VMWARE, INC.

By:
Name:
Title:

SQUID ACQUISITION CORPORATION

By:
Name:
Title:

SPRINGSOURCE GLOBAL, INC.

By:
Name:
Title:

STEVE SPURLOCK, AS REPRESENTATIVE OF THE INDEMNIFYING PARTIES:

Signature: